UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BBVA

Quarterly report

January-March 2014

We work for a better future for people

1Q14

Quarterly report

January-March 2014

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-03-14	Δ%	31-03-13	31-12-13
Balance sheet (million euros)
Total assets	599,135	(5.4)	633,072	599,517
Loans and advances to customers (gross)	349,746	(6.1)	372,630	350,110
Deposits from customers	309,817	1.7	304,613	310,176
Other customer funds (1)	102,128	5.6	96,729	99,213
Total customer funds (1)	411,945	2.6	401,342	409,389
Total equity	44,056	(5.4)	46,572	44,850
Income statement (million euros)
Net interest income	3,391	(6.4)	3,623	14,613
Gross income	5,051	(6.8)	5,419	21,397
Operating income	2,438	(8.4)	2,661	10,196
Income before tax	1,017	22.3	831	2,750
Net attributable profit	624	(64.0)	1,734	2,228
Data per share and share performance ratios
Share price (euros)	8.72	28.9	6.76	8.95
Market capitalization (million euros)	50,442	36.9	36,851	51,773
Net attributable profit per share (euros) (2)	0.10	(65.5)	0.30	0.39
Book value per share (euros)	7.92	(4.5)	8.30	8.00
P/BV (Price/book value; times)	1.1		0.8	1.1
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.5		16.2	5.0
ROTE (Net attributable profit/average tangible equity)	6.3		20.1	6.0
ROA (Net income/average total asets)	0.51		1.25	0.48
RORWA (Net income/average risk-weighted assets)	0.91		2.42	0.91
Efficiency ratio	51.7		50.9	52.3
Risk premium	1.27		1.51	1.59
NPA ratio	6.6		5.3	6.8
NPA coverage ratio	60		71	60
Capital adequacy ratios (%) (3)
Core capital	10.8		11.2	11.6
Tier I	11.5		11.2	12.2
BIS II Ratio	13.0		13.5	14.9
Other information
Number of shares (millions)	5,786	6.2	5,449	5,786
Number of shareholders	968,213	(2.2)	990,113	974,395
Number of employees (4)	109,079	(4.5)	114,245	109,305
Number of branches (4)	7,441	(4.5)	7,795	7,420
Number of ATMs (4)	20,864	3.2	20,219	20,415

Memorandum item: this quarterly information has not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in accordance with Bank of Spain Circular 4/2004 and with its subsequent amendments. As regards the stake in the Garanti Group, the information is presented as in previous periods and consolidated in proportion to the percentage of the Group’s stake. See pages 47 and 48 for the reconciliation of the BBVA Group’s financial statements.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.
(3)	The capital ratios as of 31-Mar-2014 have been calculated under the Basel III phased-in regulations. For previous periods, the calculation was done in accordance with the Basel II regulations in force at the time.
(4)	Excluding Garanti.

Information about the net attributable profit (excluding results from corporate operations) (1)	31-03-14	Δ%	31-03-13	31-12-13
Net attributable profit	624	48.6	420	1,405
Net attributable profit per share (euros) (2)	0.10	38.8	0.08	0.25
ROE	5.5		3.9	3.1
ROTE	6.3		4.9	3.8
ROA	0.51		0.40	0.35
RORWA	0.91		0.78	0.66

(1)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.

2	BBVA Group Highlights

Group information

Relevant events

In the first quarter of 2014, the BBVA Group’s earnings have been negatively affected by the year-on-year changes in exchange rates against the euro of the currencies with an impact on the Bank’s financial statements. This quarter the impact was lower than in the last twelve months, except for the Venezuelan bolivar and the Argentinean peso. In the case of the bolivar, this was due to the application of the currency purchase-sale system called SICAD I, which has reduced the final exchange rate of the Venezuelan currency against the euro by 41.2% over the quarter (the system called Cadivi was in force until December 2013). In the case of the Argentinean peso, it was due to its depreciation (down 18.6% since 31-Dec-2013). Other highlights of the quarter are summed up below:

1.	From the point of view of earnings, revenue continued to perform well and increased above the rate of expenses. This combined with lower loan-loss provisions led to strong growth in net income from ongoing operations of 18.7% year-on-year (76.1% without the exchange-rate effect).

2.	In activity South America, Mexico and the United States loan book showed once more a strong performance. In Eurasia, the volume of credit with wholesale clients was stable, and Garanti’s loan portfolio growth slowed down. In Spain the deleveraging process continued, although at a more moderate pace than in previous quarters, as the flow of new loan transactions has begun to grow in some segments. The trend in customer funds remains favorable in all geographical areas.

3.	In terms of solvency, the new CRD IV regulation that took effect in 2014 has had a limited impact on the Group’s solvency ratios, which are at levels far above the minimum required and compare very positively with its peer group. BBVA continues managing actively its capital. In line with this, is worth noting the two issues that have strengthened the capital base and contributed to optimize its structure under CRD IV (more detailed information in the Capital Base and Corporate Center sections). It is also worth noting that BBVA Compass has passed the stress tests carried out in the United States and thus its capital plans have been accepted with no objections by the Federal Reserve (Fed).

4.	The quality of the loan portfolio behaved well between January and March 2014, with a reduction in the NPA ratio due to a decline in the non-performing loans, basically in Spain. The Group’s coverage ratio remains stable. Lastly, there was an improvement of 32 basis points in the risk premium over the quarter.
5.	Other relevant highlights in the quarter include:

•	The Annual General Meeting was held on March 14, 2014 with attendance at 63.2%, much in line with previous years. The average backing in voting for the items on the agenda was over 98%, with massive support from both institutional and individual shareholders. BBVA’s management has thus once again received very strong support during the difficult year of 2013.

•	With respect to shareholder remuneration, a capital increase against reserves approved by the AGM was executed in April to implement the system of shareholder remuneration called the “dividend option”. This offers BBVA shareholders the chance to choose between receiving the amount equivalent to the traditional final dividend in either new BBVA shares or in cash, for a guaranteed amount of €0.168 gross per share. The holders of 89.2% of the free allocation rights opted to receive new shares, which once more confirms the success of this remuneration system.

•	Acquisition of Simple, the U.S. company that has created a new model for digital banking. This operation is part of BBVA’s strategy to lead the technological transformation of the financial industry. The deal values Simple at US$ 117 million.

•	Boost to BBVA’s transformation process with the creation of the Digital Banking business area, headed by Carlos Torres. It has been created with the double mission of speeding up the Group’s transformation and boosting the development of new digital businesses. In addition, BBVA has appointed Jaime Sáenz de Tejada CFO and head of Strategy. A new division has also been set up that includes the global lines of the retail business and the South America franchises, headed by Ignacio Deschamps. Cristina de Parias joins the Management Committee as head for Spain and Portugal. These organizational changes do not affect the Group’s reporting structure, which is basically the same as in 2013.

•	Moody’s has upgraded BBVA’s rating by one notch to Baa2 and has changed its outlook to positive from stable.

Relevant events	3

Earnings

The BBVA Group’s earnings in the first quarter of 2014 were characterized by the following:

1.	Significant negative impact over the year of the changes in exchange rates against the euro of the main currencies that influence the Group’s financial statements. The effect was more moderate over the quarter and has mainly affected the Argentinean peso, which has suffered a significant depreciation, and the Venezuelan bolivar, due to the application in the consolidated financial statements of the currency purchase-sale system called SICAD I (in place of the Cadivi system).

2.	The good performance of recurring revenue (net interest income plus fee income), which have increased year-on-year by 6.7%, excluding the exchange-rate effect.
3.	Significant contribution from net trading income (NTI), as a result of good management of the structural risks on the balance sheet and a favorable performance by the Global Markets unit.

4.	Good management of operating expenses, adapted to the needs of each franchise.

5.	A decline in impairment losses on financial assets, which are at levels clearly below those of the quarterly average in the previous year.

6.	Lack of corporate operations.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2014	2013
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,391	3,760	3,551	3,679	3,623
Net fees and commissions	985	1,139	1,114	1,126	1,052
Net trading income	751	609	569	630	719
Dividend income	29	114	56	176	19
Income by the equity method	(14)	53	9	11	(1)
Other operating income and expenses	(90)	(353)	(113)	(153)	7
Gross income	5,051	5,321	5,186	5,470	5,419
Operating expenses	(2,613)	(2,852)	(2,777)	(2,814)	(2,758)
Personnel expenses	(1,375)	(1,423)	(1,452)	(1,454)	(1,458)
General and administrative expenses	(959)	(1,134)	(1,042)	(1,080)	(1,025)
Depreciation and amortization	(279)	(295)	(283)	(279)	(276)
Operating income	2,438	2,469	2,410	2,656	2,661
Impairment on financial assets (net)	(1,103)	(1,210)	(1,854)	(1,336)	(1,376)
Provisions (net)	(144)	(196)	(137)	(130)	(167)
Other gains (losses)	(173)	(382)	(198)	(172)	(287)
Income before tax	1,017	682	221	1,017	831
Income tax	(273)	(114)	(13)	(261)	(205)
Net income from ongoing operations	744	568	208	756	626
Results from corporate operations	—	(1,245)	160	593	1,315
Net income	744	(677)	368	1,349	1,941
Non-controlling interests	(120)	(172)	(172)	(202)	(206)
Net attributable profit	624	(849)	195	1,147	1,734
Net attributable profit (excluding results from corporate operations) (2)	624	396	35	554	420
Basic earnings per share (euros)	0.11	(0.15)	0.03	0.20	0.30
Basic earnings per share diluted (euros) (3)	0.10	(0.14)	0.03	0.20	0.30
Basic earnings per share diluted (excluding results from corporate operations) (euros) (2-3)	0.10	0.07	0.01	0.09	0.08

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.

4	Group information

Consolidated income statement (1)

(Million euros)

	1Q14	Δ%	Δ% at constant exchange rates	1Q13
Net interest income	3,391	(6.4)	7.8	3,623
Net fees and commissions	985	(6.4)	3.3	1,052
Net trading income	751	4.4	17.8	719
Dividend income	29	48.7	57.3	19
Income by the equity method	(14)	n.m.	n.m.	(1)
Other operating income and expenses	(90)	n.m.	n.m.	7
Gross income	5,051	(6.8)	5.0	5,419
Operating expenses	(2,613)	(5.3)	4.0	(2,758)
Personnel expenses	(1,375)	(5.7)	2.7	(1,458)
General and administrative expenses	(959)	(6.4)	4.6	(1,025)
Depreciation and amortization	(279)	1.1	9.1	(276)
Operating income	2,438	(8.4)	6.0	2,661
Impairment on financial assets (net)	(1,103)	(19.8)	(15.3)	(1,376)
Provisions (net)	(144)	(13.5)	(2.3)	(167)
Other gains (losses)	(173)	(39.7)	(38.9)	(287)
Income before tax	1,017	22.3	79.4	831
Income tax	(273)	33.4	89.3	(205)
Net income from ongoing operations	744	18.7	76.1	626
Results from corporate operations	—	—	—	1,315
Net income	744	(61.7)	(57.0)	1,941
Non-controlling interests	(120)	(42.2)	(20.2)	(206)
Net attributable profit	624	(64.0)	(60.5)	1,734
Net attributable profit (excluding results from corporate operations) (2)	624	48.6	129.0	420
Basic earnings per share (euros)	0.11			0.30
Basic earnings per share diluted (euros) (3)	0.10			0.30
Basic earnings per share diluted (excluding results from corporate operations) (euros) (2-3)	0.10			0.08

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	In 2013 it includes the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the new agreement concluded with the CITIC Group, which included the sale of 5.1% of CNCB.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013 and in the first quarter of 2014.

Gross income

Excluding the impact mentioned above of the changes in exchange rates, the trend in the Group’s gross income in the first quarter of 2014 has been very positive and marked by:

•	The strength of net interest income, which grew by 7.8% over the last year at constant exchange rates. This trend is particularly positive taking into account the environment in which it has been produced: low activity in Spain and in the wholesale business in Europe; low interest rates, above all in the developed geographical areas; the lack of the “floor clauses” in the mortgage loans of Spanish consumers (they were eliminated on May 9, 2013); and the more expensive cost of deposits in Turkey since the second half of 2013. Despite these factors, the Group has improved its net interest income thanks to an active maintenance of spreads, increased activity in emerging markets and the United States, and appropriate structural interest-rate risk management.

Earnings	5

•	A good level of income from fees and commissions (up 3.3% year-on-year) due to the growth of those from asset management and wholesale banking operations (developed markets), a positive performance in Garanti and strong activity in the rest of the emerging geographical areas.

•	Excellent performance of NTI, due to another positive quarter in the Global Markets unit and appropriate management of structural risks on the balance sheet.

•	There is nothing significant in the rest of the items forming part of gross income:

•	Dividends basically include those coming from Global Markets.

•	Income by the equity method is mainly from the Group’s stake in the Chinese company Citic International Financial Holdings (CIFH).
•	The other operating income and expenses heading includes the adjustment for hyperinflation in Venezuela, which in the first quarter of 2014 was slightly more negative than in the same period of 2013. It should also be noted that in the fourth quarter of 2013 this heading included the extraordinary payment to the Spanish Deposit Guarantee Fund (FGD), in compliance with Royal Decree-Law 6/2013.

Operating income

Growth in operating expenses has been restricted in year-on-year terms, with a rise under that of gross income (up 4.0% at constant exchange rates). This trend is the result of adapting management to the needs of each geographical area: a policy of cost rationalization in developed countries and execution of transformation and expansion plans in emerging regions, mainly Mexico and South America. Investment in these countries is focused on three core areas:

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1Q14	Δ%	1Q13	2013
Personnel expenses	1,375	(5.7)	1,458	5,788
Wages and salaries	1,039	(5.5)	1,100	4,392
Employee welfare expenses	221	(5.4)	234	866
Training expenses and other	114	(7.9)	124	530
General and administrative expenses	959	(6.4)	1,025	4,280
Premises	228	(1.7)	232	966
IT	188	0.8	187	801
Communications	68	(16.1)	81	313
Advertising and publicity	84	(15.9)	100	391
Corporate expenses	20	(11.1)	23	106
Other expenses	274	(6.4)	293	1,268
Levies and taxes	96	(11.8)	109	437
Administration expenses	2,334	(6.0)	2,482	10,068
Depreciation and amortization	279	1.1	276	1,133
Operating expenses	2,613	(5.3)	2,758	11,201
Gross income	5,051	(6.8)	5,419	21,397
Efficiency ratio (Operating expenses/gross income, in %)	51.7		50.9	52.3

6	Group information

•	Implementation of a segmented and specialized management with the aim of improving customer insight.

•	Extension and modernization of the distribution network and a boost to digital channels.

•	An ongoing transformation process to make procedures more speedy, secure and reliable through digitization and automation.

When comparing the number of employees, branches and ATMs in year-on-year terms, it is important to take into account the sale of BBVA Panama and the pension business in Latin America in 2013, as well as the investment resulting from the transformation and expansion plans, implemented above all in Latin America (with increases above all in ATMs).

As a result of this performance of revenue and expenses, the Group’s operating income grows 6.0% in the last 12 months at constant exchange rates, after a number of quarters in which the year-on-year rates were negative. The efficiency ratio has improved with respect to the close of 2013 (51.7% compared with 52.3%, respectively).

Earnings	7

Provisions and others

Cumulative impairment losses on financial assets through March 2014 have fallen significantly with respect to the average quarterly level in 2013. Among the reasons behind the decline are the reduction in non-performing balances due to a lower level of additions to NPA and an increase in the volume of recoveries, basically in Spain. As a result, the Group’s risk premium in the quarter was 1.27%, 32 basis points below the cumulative figure for 2013.

Provisions include early retirement costs, provisions for contingent liabilities, and contributions to pension funds. This heading posted a net figure of €144m for the quarter, similar to the same period last year (down 2.3% at constant exchange rates).

Other gains (losses), which basically includes provisions for real estate and foreclosed or acquired assets in Spain, also improved due to lower requirements of provisions for real estate and the inclusion of a capital gain from the sale of 7% of the stake in Tubos Reunidos.

As a result of the above, net income from ongoing operations increased significantly in the last 12 months, with a rise of 76.1% at constant exchange rates and 18.7% at current rates.

Finally, no transaction has been recorded this quarter under the heading of results from corporate operations. It should be noted that in the same period of 2013 this heading included the following items: the reinsurance operation of the individual life-risk portfolio in Spain; the earnings of the Group’s pension business in Latin America, including the capital gains from the sale of the Afore pension manager in Mexico; and finally, the equity-accounted income excluding dividends of China Citic Bank (CNCB).

Net attributable profit

As a result, BBVA has concluded the first quarter of the year with a net attributable profit of €624m, 60.5% down on the same period in 2013 (at constant exchange rates), due to corporate operations accounted for in the first three months of 2013. Excluding this effect, the Group’s profit more than doubles that for the same period in 2013 (up 129% at constant exchange rates).

8	Group information

By business area, Banking activity in Spain has contributed €386m, real-estate activity in Spain generated a loss of €231m, the United States and Eurasia contributed €105m each, Mexico €453m and South America €244m.

Earnings	9

Balance sheet and business activity

The trends in BBVA Group’s balance sheet and business activity at the close of the first quarter of 2014 were as follows:

•	A significant negative year-on-year impact in the quarter from exchange rates. The effect is also negative against the close of 2013, mainly due to the depreciation of the Argentinean peso and the application of SICAD I (rather than Cadivi) to the exchange rate of the Venezuelan bolivar.

•	Stability. The Group’s balance sheet closed as of 31-Mar-2014 with €599 billion in total assets, a figure that is practically the same as of 31-Mar-2013 (up 0.6%), excluding the effect of the different currencies.
•	Loans and advances to customers (gross) is stable over 12 months (down 0.5% at constant exchange rates) and up 1.6% over the quarter, also at constant exchange rates. Once more, South America, Mexico and the United States performed well. In Eurasia there was stability in the volume of credit with wholesale clients, as well as some slowdown in the growth of Garanti’s loan portfolio. In Spain the deleveraging process continued, although at a more moderate pace than in previous quarters, as the flow of new credit transactions has begun to grow in some segments.

Consolidated balance sheet (1)

(Million euros)

	31-03-14	Δ%	31-03-13	31-12-13
Cash and balances with central banks	27,546	(8.8)	30,208	37,064
Financial assets held for trading	76,433	0.9	75,750	72,301
Other financial assets designated at fair value	3,385	9.9	3,079	2,734
Available-for-sale financial assets	88,236	19.0	74,135	80,848
Loans and receivables	360,938	(6.9)	387,551	363,575
Loans and advances to credit institutions	21,441	(18.7)	26,383	24,203
Loans and advances to customers	334,698	(6.4)	357,490	334,744
Debt securities	4,799	30.4	3,678	4,628
Held-to-maturity investments	—	n.m.	9,734	—
Investments in entities accounted for using the equity method	1,319	(81.1)	6,991	1,497
Tangible assets	7,474	(4.6)	7,831	7,723
Intangible assets	8,139	(9.1)	8,952	8,165
Other assets	25,666	(11.0)	28,842	25,611
Total assets	599,135	(5.4)	633,072	599,517
Financial liabilities held for trading	48,976	(10.8)	54,894	45,782
Other financial liabilities at fair value	3,040	1.3	3,001	2,772
Financial liabilities at amortized cost	476,656	(4.5)	499,077	480,307
Deposits from central banks and credit institutions	84,461	(7.5)	91,277	87,746
Deposits from customers	309,817	1.7	304,613	310,176
Debt certificates	62,892	(25.0)	83,813	65,497
Subordinated liabilities	12,123	0.9	12,009	10,579
Other financial liabilities	7,363	(0.0)	7,364	6,309
Liabilities under insurance contracts	10,102	(2.1)	10,314	9,844
Other liabilities	16,306	(15.1)	19,215	15,962
Total liabilities	555,079	(5.4)	586,500	554,667
Non-controlling interests	1,863	(21.1)	2,362	2,371
Valuation adjustments	(3,636)	261.5	(1,006)	(3,831)
Shareholders’ funds	45,830	1.4	45,216	46,310
Total equity	44,056	(5.4)	46,572	44,850
Total equity and liabilities	599,135	(5.4)	633,072	599,517
Memorandum item:
Contingent liabilities	34,878	(8.7)	38,195	36,437

(1)	Pro forma financial statements with the assets and liabilities of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

10	Group information

•	Favorable trend in non-performing loans in the quarter, due to a decline in the number of non-performing loans between January and March of 2014, basically in Spain. The year-on-year rise is largely due to the classification of refinanced loans in Spain in the third quarter of 2013.

•	Deposits from customers have performed well in all geographical areas, above all lower-cost deposits with year-on-year growth of 10.4% (up 3.1% in the quarter) at constant exchange rates.

•	Off-balance-sheet funds continued strong, both over the last 12 months and over the quarter. There was outstanding growth in mutual funds in Spain, due to the commercial campaigns launched by the area and increased demand by customers for investment products that are alternatives to term deposits, in a context of falling returns.

Loans and advances to customers

(Million euros)

	31-03-14	Δ%	31-03-13	31-12-13
Domestic sector	168,461	(12.5)	192,543	167,670
Public sector	23,962	(7.1)	25,799	22,128
Other domestic sectors	144,499	(13.3)	166,744	145,542
Secured loans	91,858	(11.1)	103,373	93,446
Other loans	52,641	(16.9)	63,371	52,095
Non-domestic sector	156,233	(1.5)	158,640	156,615
Secured loans	63,391	(2.2)	64,809	62,401
Other loans	92,842	(1.1)	93,831	94,214
Non-performing loans	25,033	16.7	21,448	25,826
Domestic sector	20,356	25.8	16,184	20,985
Non-domestic sector	4,677	(11.1)	5,263	4,841
Loans and advances to customers (gross)	349,726	(6.1)	372,630	350,110
Loan-loss provisions	(15,028)	(0.7)	(15,140)	(15,366)
Loans and advances to customers	334,698	(6.4)	357,490	334,744

Customer funds

(Million euros)

	31-03-14	Δ%	31-03-13	31-12-13
Deposits from customers	309,817	1.7	304,613	310,176
Domestic sector	150,415	2.8	146,359	151,070
Public sector	18,160	(16.1)	21,646	14,435
Other domestic sectors	132,255	6.0	124,713	136,635
Current and savings accounts	53,150	10.1	48,290	53,558
Time deposits	68,676	2.8	66,789	69,977
Assets sold under repurchase agreement and other	10,428	8.2	9,634	13,100
Non-domestic sector	159,402	0.7	158,254	159,106
Current and savings accounts	98,402	1.0	97,419	101,515
Time deposits	51,473	(3.8)	53,514	49,266
Assets sold under repurchase agreement and other	9,527	30.1	7,321	8,325
Other customer funds	102,128	5.6	96,729	99,213
Spain	62,263	17.3	53,095	59,490
Mutual funds	23,783	23.5	19,259	22,298
Pension funds	20,994	10.4	19,019	20,428
Customer portfolios	17,486	18.0	14,817	16,763
Rest of the world	39,865	(8.6)	43,634	39,723
Mutual funds and investment companies	21,759	(8.7)	23,837	21,180
Pension funds (1)	4,331	15.2	3,761	4,234
Customer portfolios	13,775	(14.1)	16,036	14,309
Total customer funds	411,945	2.6	401,342	409,389

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.

Balance sheet and business activity	11

Capital base

The new European legislation CRD IV entered into force on January 1, 2014 as a result of the Basel III accords. This involves including new criteria to calculate the capital base. One effect is increased capital requirements requiring higher quality. Another is modifications in the form of measuring the risks associated with certain assets. A new ratio has also been introduced to try to limit excessive leveraging by financial institutions. This ratio will in the future be accompanied by two further ratios related to liquidity levels: the liquidity coverage ratio (LCR) starting in 2015, and the net stable funding ratio (NSFR), starting in 2019, which will be used as a basis for maintaining adequate liquidity levels in the short and long term. The implementation of the new legislation will be phased-in so that it is fully loaded at the start of 2019.

BBVA has carried out active capital management, as demonstrated by the following figures:

•	Comfortable compliance with the capital requirements. The Group ends the quarter with a phased-in core capital ratio of 10.8% and fully-loaded of 9.9%, which are at levels far above the minimum required (4.0% phased-in and 7.0% fully-loaded) and compares very positively with those of its peer group.

•	Two successful debt issues that strengthen and optimize the Group’s capital base under CRD IV:

1.	An issue of contingent convertible securities, eligible as additional Tier I, for €1.5 billion.

2.	A subordinated bond issue, eligible as Tier II, also for €1.5 billion.

•	It is also worth noting that BBVA Compass has passed the stress tests carried out in the United States and thus its capital plans have been approved by the Fed with no objections.

•	In April a capital increase was executed against reserves to implement the system of shareholder remuneration called the “dividend option”. Owners of 89.2% of the free allotment rights opted to receive new shares.

In short, the BBVA Group continues to manage its solvency ratios and strong capital position appropriately. It is therefore prepared for the asset quality review (AQR) process that is being carried out by the European Central Bank (ECB) and the European Banking Authority (EBA).

Ratings

On February 11, 2014, Moody’s upgraded its long-term rating outlook of BBVA from negative to stable. Shortly after, on March 4, it announced a rating upgrade of one notch for BBVA to Baa2, changing the outlook to positive, and upgraded the short-term rating from Prime -3 to Prime -2. This upgrade by Moody’s, the first in more than seven years, was a result of the strength of BBVA’s fundamentals, as well as an improvement in the Kingdom of Spain’s sovereign rating. In addition, in the first quarter of 2014 the rating agency Scope Ratings published BBVA’s rating for the first time, giving it an A with a stable outlook. This is the first agency whose methodology takes into account the new European Resolution Regime, by which rating decisions are based on the intrinsic value of the entities rather than on potential sovereign support.

Ratings

	Long term	Short term		Outlook
Moody’s	Baa2	P-2		Positive
Fitch	BBB+	F-2		Stable
Standard & Poor’s	BBB–	A-3		Stable
DBRS	A	R-1 (low	)	Negative
Scope Ratings	A	—		Stable

Capital base

(Million euros)

	BIS III phased-in	BIS II
	31-03-14	31-12-13	30-09-13	30-06-13	31-03-13
Core capital	35,995	37,492	37,102	37,293	36,721
Capital (Tier I)	38,494	39,611	37,300	37,531	36,721
Other eligible capital (Tier II)	4,905	8,695	7,019	7,026	7,584
Capital base	43,399	48,306	44,319	44,557	44,305
Risk-weighted assets	333,906	323,605	325,665	331,098	328,002
BIS ratio (%)	13.0	14.9	13.6	13.5	13.5
Core capital (%)	10.8	11.6	11.4	11.3	11.2
Tier I (%)	11.5	12.2	11.5	11.3	11.2
Tier II (%)	1.5	2.7	2.2	2.1	2.3

12	Group information

Risk management

Credit risk

At the close of the first quarter of 2014, the changes in the Group’s main asset quality indicators have been positive:

•	A reduction in the NPA ratio in Spain (including real-estate activity) to 10.0% from 10.3% in December 2013, as a result of a decline in non-performing assets of €610m, with credit risk remaining stable. The coverage ratio improved slightly on the close of 2013.

•	Asset quality indicators improve in the United States.

•	Stability in Eurasia and Mexico.

•	Good risk indicators in South America.

As of 31-Mar-2014, the Group’s credit risks with customers (including contingent liabilities) fell back over the quarter by 0.5% as a result of the exchange-rate effect (particularly the depreciation of the Argentinean peso and the application of the SICAD I system to the Venezuelan bolivar). Excluding the exchange-rate effect, total risks increased 1.1% in the last 3 months (3.3% in Mexico, 4.6% in the US, 3.4% in South America and 2.4% in Turkey).

The balance of non-performing assets also fell over the quarter thanks to the good performance of additions to NPA in Spain, above all in real-estate activity, and the improvement in asset quality in the United States and Mexico.

Credit risk management (1)

(Million euros)

	31-03-14	31-12-13	30-09-13	30-06-13	31-03-13
Non-performing assets	25,445	26,243	26,508	22,226	21,808
Credit risks	384,577	386,401	393,556	401,794	410,840
Provisions	15,372	15,715	15,777	15,093	15,482
Specific	12,752	13,030	12,439	11,084	10,578
Generic and country-risk	2,620	2,684	3,338	4,009	4,904
NPA ratio (%)	6.6	6.8	6.7	5.5	5.3
NPA coverage ratio (%)	60	60	60	68	71
NPA ratio (%) (excluding real-estate activity in Spain)	4.6	4.6	4.6	3.8	3.6
NPA coverage ratio (%) (excluding real-estate activity in Spain)	59	59	58	64	68

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	1Q14	4Q13	3Q13	2Q13	1Q13
Beginning balance	26,243	26,508	22,226	21,808	20,603
Entries	2,190	3,255	7,094	4,075	3,603
Recoveries	(1,708)	(2,261)	(1,956)	(1,964)	(1,659)
Net variation	482	993	5,138	2,112	1,944
Write-offs	(1,248)	(1,102)	(817)	(1,282)	(655)
Exchange rate differences and other	(32)	(155)	(39)	(412)	(84)
Period-end balance	25,445	26,243	26,508	22,226	21,808
Memorandum item:
Non-performing loans	25,032	25,826	26,109	21,810	21,448
Non-performing contingent liabilities	413	418	399	416	361

Risk management	13

In terms of variation in NPA, gross additions declined below the level of the first quarter of 2013 and the quarterly average of 2013 (removing the effect of the classification in the third quarter of refinanced loans as non-performing). Recoveries were in line with those of the first quarter of 2013. As a result, the ratio of recoveries to gross additions to NPA was 78.0% in the quarter, a significant improvement on the figure of 69.5% in the fourth quarter of 2013.

The Group’s NPA ratio ended March 2014 at 6.6% (4.6% excluding real-estate activity in Spain), a reduction of 18 basis points over the quarter. This is mainly the result of the fall in the non-performing portfolio mentioned above. The NPA ratio of the banking business in Spain stands at 6.4%, a slight decrease of 2 basis points over the quarter. The ratio in real-estate activity in Spain declined to 54.2% (55.5% as of 31-Dec-2013). The ratio in Eurasia remained stable, closing March at 3.4%. It improved in the United States to 1.0% and Mexico to 3.4%. Lastly, in South America the NPA ratio was 2.2% (2.1% as of December 2013).

Finally, coverage provisions for risks with customers totaled €15,372m as of 31-Mar-2014, with a fall of 2.2% on the figure for December 2013, although the Group’s coverage ratio remains stable at 60%. By business areas, the ratio increased in the United States from 134% to 160%, remained practically stable in Eurasia at 88%, increased slightly to 114% in Mexico (110% in December 2013), while in South America it fell back from 141% to 136%. Finally, in Spain it has improved slightly on the figure at the close of 2013, from 61% in 31-Dec-2013 to 63%, thanks to the increase recorded in real-estate activity. In banking activity the ratio (41%) remains at the same level as at the close of the previous year.

Structural risks

The Assets and Liabilities Management unit in BBVA’s Financial Area is responsible for managing overall liquidity and structural interest-rate and foreign-exchange positions.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the first quarter of 2014, the long-term wholesale financial markets in Europe continued to be notably stable, as a result of the positive trend in sovereign risk premiums, while growth expectations improved in the Eurozone. BBVA has continued to access the market, and issued €1 billion in 5-year senior debt.

Similarly, short-term finance in Europe has also performed well, in a context marked by a high level of market liquidity. In addition to the above, BBVA’s retail franchise in Spain performed outstandingly as a result of its customer-centric strategy and the Bank’s financial solidity.

The environment outside Europe has also been very positive. BBVA has once again strengthened its liquidity position in all the jurisdictions in which the Group operates. In the franchises where BBVA is present, its capacity to gather retail deposits has meant the absence of the need to access the international financial markets and also a further improvement in the Group’s financing structure.

To sum up, BBVA’s proactive policy in its liquidity management, the outstanding performance in customer funds in all geographical areas, its proven ability to access the market, even in difficult environments, its retail business model, the lower volume of maturities compared with its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its peers. Moreover, the increased proportion of retail deposits continues to strengthen the Group’s liquidity position and to improve its financing structure.

14	Group information

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first quarter of 2014 has featured high exchange-rate volatility due to the application of the exchange rate from the SICAD I system for the Venezuelan bolivar and the depreciation of the Argentinean peso. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for 2014 is also managed. The impact of variations in exchange rates in the first quarter of 2014 has been partly offset by the hedging positions held, which have counteracted a possibly more negative effect on the Group’s income statement and capital ratios.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the first quarter of 2014, the results of this management have been satisfactory, with limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Economic capital

Attributable economic risk capital (ERC)1 consumption as of 31-Mar-2014 amounted to €29,835m, a decline of 5.9% on the figure for December 2013.

As is to be expected from BBVA’s profile, the largest allocation to ERC (52.5%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. A 9.6% decline was reported in the quarter, concentrated mainly in South America and Spain.

Equity risk, in other words the portfolio of holdings in industrial and financial companies, the stake in the CNCB group and consumption of economic capital from goodwill, has maintained its proportion stable in relation to total risks, at 17.9%.

Structural balance-sheet risk, originated from the management of both structural interest-rate risk and exchange-rate risk, accounts for 5.8% of ERC, and has declined 7.9% over the last quarter.

Operational risk reduced its relative weight to 6.7%, while fixed-asset risk increased its share to 12.8% of total ERC consumption.

Lastly, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, reduced its relative weight to 3.0%.

(1)	The changes presented here are with respect to a calculation of the December 2013 close (€31,703m) that uses comparable figures, including the annual effects of the updates in methodology and credit risk carried out at the end of the year (Mexico, South America and United States) and the revision of the other risk models, rather than the official closing figure published for 2013 (€29,524m).

Risk management	15

The BBVA share

The world economy continued to show signs of recovery in the first quarter of 2014. In the United States, after initial months of weaker than expected economic data, the recovery is gaining traction and the Fed has continued its steady withdrawal of monetary stimuli begun at the end of 2013. In Europe, the ECB is maintaining its base rate at all-time lows, supporting the recovery of the euro zone, and it has opened the door to the use of unconventional expansive measures if necessary (prolonged period of low inflation). In emerging markets, following the significant depreciation of some currencies, the situation appears to have stabilized and the differences between economies are becoming increasingly clear.

The improved macroeconomic tone of Europe, particularly in peripheral countries such as Spain, has been reflected in the behavior of the financial markets. The general European Stoxx 50 index registered a 1.7% quarterly gain at the close of March, and the Ibex 35 was up 4.3%. The recovery has been particularly noticeable in the financial sector. The Eurozone banking index, Euro Stoxx Banks, gained 9.8% over the quarter.

BBVA’s earnings figures for the fourth quarter of 2013 have been well received by equity analysts, particularly in terms of the quality and soundness of its capital, above all the Basel III fully-loaded ratio. Analysts have also highlighted the good performance of consolidated net interest income and asset quality in Spain, in particular the performance of gross additions to NPA, falling loan-loss provisions and stability in the coverage ratio. By business areas, there were surprisingly good results in Spain, Mexico and South America.

The BBVA share closed the quarter at €8.72 per share, a decline of 2.6% on the price as of December 31, putting market capitalization as of 31-Mar-2014 at €50,442m.

The average daily volume traded between January and March 2014 increased on the last quarter of 2013, with a 3.1% rise in the number of shares to 40 million and a 6.7% increase in euros to €362m.

With respect to shareholder remuneration, and as approved by the Annual General Meeting held on March 14, 2014, the capital increase against reserves was executed in April to implement the system of shareholder remuneration called the “dividend option”. This offers BBVA shareholders the chance to choose between receiving the amount equivalent to the traditional final dividend in either new BBVA shares or in cash. Each shareholder has a free allocation right for each BBVA share held on March 28, 2014, with 51 rights entitling the holder to one new BBVA share. Shareholders may sell the free allocation rights to BBVA for a fixed guaranteed amount of €0.168 gross per share, or on the market during their trading period. The new shares were allocated on April 24, 2014 and began ordinary trading on the following day, April 25. The holders of 89.2% of the free allocation rights opted to receive new shares, which once more confirms the success of this remuneration system.

The BBVA share and share performance ratios

	31-03-14	31-12-13
Number of shareholders	968,213	974,395
Number of shares issued	5,785,954,443	5,785,954,443
Daily average number of shares traded	40,386,450	39,188,130
Daily average trading
(million euros)	362	340
Maximum price (euros)	9.96	9.40
Minimum price (euros)	8.49	8.17
Closing price (euros)	8.72	8.95
Book value per share (euros)	7.92	8.00
Market capitalization (million euros)	50,442	51,773
Price/book value (times)	1.1	1.1
PER (Price/earnings; times)	15.0	23.2
Yield (Dividend/price; %)	4.2	4.1

16	Group information

Corporate responsibility

BBVA believes in a different approach to banking based on principles-adjusted return. This commitment to set BBVA apart, combined with its brand vision “working for a better future for people”, has led to the definition of a “Responsible Business Plan” with three strategic priorities: transparent, clear and responsible (TCR) communication; education; and products with a high social impact, developed through social programs and support initiatives for different groups.

In the first quarter of 2014 BBVA was recognized as the best company in the world in online communication of corporate responsibility (CR) and sustainability through its social media channels and profiles. This recognition by the consultancy firm Sustainly, which promotes the Social Media Sustainability Index, particularly highlights BBVA’s social media community and its interest in creating projects, campaigns and services for meeting the needs of society in general based on its profiles on the social media. Two projects in particular stand out: the response to the typhoon disaster in the Philippines through “BBVA Suma” and the “Yo Soy Empleo” (I am Employment) program. Other highlights in the quarter are summarized below:

TCR Communication

BBVA’s Responsible Business Committee has approved a methodology to implement the TCR Communication project at global level, analyzing the resources needed and its scope and implementation dates. Progress has been made with the information contained in the product leaflets in Spain and Mexico, which will be available for customers in 2014.

Education

A number of initiatives have been carried out in the area of education. More information on these can be found in the chapter on business areas and on the website www.bancaparatodos.com.

Products with a high social impact

With respect to products with a high social impact, the highlights are: the “Beyond Banking 2013” award granted to BBVA Bancomer; the “Efecto Móvil” (Mobile Effect) program in Peru and the “Congelada BBVA” credit card in Colombia; the good evolution of the initiative “Yo soy empleo (I am employment)” in Spain; and BBVA has joined as founding partner the two European Commission initiatives designed to boost innovation and leadership in the digital economy in Europe (more detailed information is available in the chapter on business areas and on www.bancaparatodos.com).

Other lines

Eco-efficiency

On March 29, 2014, the BBVA Group took part in the global “Earth Hour” campaign, switching off the lights of 554 buildings (127 corporate buildings and 427 branches) in 211 cities in 10 countries from America to Europe. This initiative is promoted by the World Wildlife Fund (WWF), one of the most important nature conservation organizations in the world. It has become the biggest global event for the defense of nature.

“Ciudad BBVA” (BBVA City) in Madrid has received the ISO 14001 environmental certification, which recognizes the commitment to sustainability of the new corporate headquarters. They are designed to achieve the lowest possible environmental impact, with a reduction of consumption of natural resources and control of waste, dumping and carbon emissions.

ESG Risks

BBVA has granted loans totaling 150 million dollars to the subsidiaries of Enel Green Power (EGP) in Chile and Mexico to support renewable energy activity in Latin America. These loans have a maturity of five years and have been backed by their Italian parent company with two guarantees of 180 million dollars in favor of BBVA.

Science and culture

The BBVA Foundation, together with the Spanish Ministry of Education, Culture and Sports, have granted the 29th “Premios Francisco Giner de los Ríos a la Mejora de la Calidad Educativa” (Francisco Giner de los Ríos Awards for Educational Quality). These awards recognize the work of teachers who innovate in the area of teaching methodology. There are eight categories in all, covering the different educational levels, with total prize money of 129,000 euros.

BBVA in the Sustainability Indices

BBVA has a prominent position in the main sustainability indices at international level. The weightings as of March 31, 2014 were as follows:

Further information and contact details are available at www.bancaparatodos.com

Corporate responsibility	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, the balance sheet, the business activity and the most significant ratios in each of them: loans under management, customer deposits under management, mutual funds and pension funds, efficiency ratio, NPA ratio, coverage ratio and risk premium.

In 2014, the reporting structure of the BBVA Group’s business areas is basically the same as that reported in 2013:

•	Banking activity in Spain, which as in previous years includes: The Retail network, with the segments of individual customers, private banking and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and institutions in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain. This area basically covers lending to real-estate developers and foreclosed real-estate assets in the country.

•	The United States encompasses the Group’s businesses in the United States.

•	Eurasia, which includes the business carried out in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH. However, the equity-accounted income of CNCB (excluding the dividends) from its acquisition until the conclusion of the new agreement with the CITIC Group in the fourth quarter of 2013 (which included the sale of 5.1% of the stake in CNCB) has been reclassified in the Corporate Center under the heading “Results from corporate operations”.

•	Mexico includes the banking and insurance businesses in the country.

•	South America includes the banking and insurance businesses that BBVA carries out in the region. In the first quarter of 2014, the historical series in this area has been reconstructed to exclude the business in Panama, which was sold in the fourth quarter of 2013, and include it in the Corporate Center.

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the head offices that have a corporate function; management of structural exchange-rate positions, carried out by the Asset/Liability Management unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out in 2013, such as the earnings and capital gains from the pension business disposals in Latin America during 2013; those from BBVA Panama taking into consideration the capital gain from its disposal (in the fourth quarter); and the effect of the repricing of the stake in CNCB to market value following the signing in the fourth quarter of 2013 of the new agreement with the CITIC group, which includes the sale of 5.1% of the stake in CNCB. It also includes the equity-accounted earnings from CNCB (excluding the dividends).

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas and Eurasia (basically Garanti), the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the same level, and all the accounting data related to the business they manage are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

18	Business areas

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Eurasia (1)	Mexico	South America	S Business areas	Corporate Center
1Q14
Net interest income	3,391	933	(9)	345	192	1,173	934	3,568	(177)
Gross income	5,051	1,756	(35)	517	365	1,536	1,160	5,299	(248)
Operating income	2,438	1,050	(74)	166	187	968	666	2,964	(526)
Income before tax	1,017	552	(318)	143	134	597	503	1,610	(593)
Net attributable profit	624	386	(231)	105	105	453	244	1,063	(439)
1Q13
Net interest income	3,623	1,073	14	347	241	1,087	1,030	3,791	(169)
Gross income	5,419	1,664	1	503	458	1,514	1,327	5,467	(48)
Operating income	2,661	897	(38)	156	280	936	762	2,994	(333)
Income before tax	831	200	(465)	141	172	570	585	1,203	(372)
Net attributable profit	1,734	579	(343)	94	126	429	300	1,184	550

(1)	Pro forma financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Business areas	19

Banking activity in Spain

Highlights in the first quarter of 2014

•	Start of the recovery.

•	Change in trend in the performance of certain loan portfolios.

•	Improvement of the trend of additions to NPAs with respect to previous quarters.

•	Customer spread improvement.

•	Toward normalized levels of provisions.

20	Business areas

Highlights

Some aspects in the first quarter of the year have a positive influence on the financial statements in the area, such as improved customer spreads, a decline in additions to NPA and signs of an incipient increased demand for loans, from some specific segments. These positive elements have to be put into the context of the steady recovery reflected in the country’s main economic indicators.

Macro and industry trends

In the first quarter of 2014 the rate of recovery of the Spanish economy has continued to gain traction, with quarterly GDP growth 0.4% up on the last quarter of 2013. Improved economic activity and employment (though the improvement in jobs is still very moderate) is supported by a reduction in financial tension, looser fiscal policy, the soundness of the foreign sector and the positive impact of some reforms.

The following is of note with respect to the financial system:

•	The financial assistance program concluded officially on January 22. In its latest monitoring report published in February, the International Monetary Fund (IMF) highlighted the success and speed of achievement of all the restructuring measures agreed with the “Troika”.

•	Royal Decree-Law 4/2014 reforming the Insolvency Proceedings Act, was passed on March 7. It streamlines and makes more flexible the processes for reaching refinancing agreements and eliminates rigidities in the law on insolvency and composition with creditors.

•	The deleveraging process continues, although the flow of new consumer finance operations and loans to small companies for under a million euros continues to improve on the previous year.

•	For the first time in many quarters, the balance of total non-performing loans declined, and in February the NPA ratio in the system fell slightly to 13.4%.

•	The improved market conditions have allowed some banks to tap the wholesale markets and to continue to repay ECB loans; the March figure was slightly under €184 billion.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q14	Δ%	1Q13
Net interest income	933	(13.0)	1,073
Net fees and commissions	348	1.4	343
Net trading income	437	97.2	221
Other income/expenses	39	43.8	27
Gross income	1,756	5.5	1,664
Operating expenses	(706)	(7.9)	(767)
Personnel expenses	(437)	(9.8)	(485)
General and administrative expenses	(242)	(5.7)	(257)
Depreciation and amortization	(26)	6.0	(25)
Operating income	1,050	17.0	897
Impairment on financial assets (net)	(463)	(25.1)	(618)
Provisions (net) and other gains (losses)	(35)	(55.9)	(79)
Income before tax	552	176.3	200
Income tax	(165)	203.4	(54)
Net income from ongoing operations	387	166.2	145
Results from corporate operations	—	—	440
Net income	387	(33.9)	585
Non-controlling interests	(1)	(87.0)	(7)
Net attributable profit	386	(33.3)	579
Net attributable profit (excluding results from corporate operations)	386	178.4	139

Balance sheet	31-03-14	Δ%	31-03-13
Cash and balances with central banks	4,468	3.9	4,299
Financial assets	108,378	2.7	105,502
Loans and receivables	189,837	(8.4)	207,171
Loans and advances to customers	174,561	(8.9)	191,632
Loans and advances to credit institutions and other	15,276	(1.7)	15,539
Inter-area positions	8,735	(46.3)	16,279
Tangible assets	746	(8.3)	814
Other assets	1,489	(8.5)	1,627
Total assets/liabilities and equity	313,652	(6.6)	335,691
Deposits from central banks and credit institutions	57,306	1.0	56,750
Deposits from customers	156,123	2.9	151,749
Debt certificates	48,236	(25.7)	64,892
Subordinated liabilities	2,123	(30.0)	3,033
Inter-area positions	—	—	—
Financial liabilities held for trading	40,193	(13.3)	46,347
Other liabilities	1,365	(12.5)	1,559
Economic capital allocated	8,307	(26.9)	11,361

Relevant business indicators	31-03-14	31-12-13	31-03-13
Loans under management (1)	170,691	168,594	189,359
Customer deposits under management (2)	136,192	136,921	130,369
Mutual funds	23,783	22,298	19,259
Pension funds	20,994	20,428	19,019
Efficiency ratio (%)	40.2	49.4	46.1
NPA ratio (%)	6.4	6.4	4.3
NPA coverage ratio (%)	41	41	50
Risk premium (%)	1.04	1.36	1.28

(1)	Includes funding for segments managed by CBB through fixed-income.
(2)	Excluding repos. Including promissory notes sold by the retail network.

Banking activity in Spain	21

Activity

At the close of the first quarter of 2014 a change in trend could be seen in some loan portfolios. This is having an influence in the total volume of lending managed by the area, with a balance as of 31-Mar-2014 showing a lower year-on-year fall than in previous quarters. In fact, the quarterly rate of change is beginning to be positive (up 1.2%). Within this caption, funding for segments managed by CBB through fixed-income is also included.

•	In CBB, the balance of loans under management at the close of March has increased compared with the figure for the close of the previous quarter: +2.6%.

•	There is also more demand for consumer loans, largely spurred by the marketing of new “One-Click” consumer loans, which have proved very popular with customers.

With respect to asset quality, the NPA ratio has declined slightly by 2 basis points over the quarter and the figure for gross additions to NPA has improved on previous quarters. Stability of the coverage ratio and a reduction of the risk premium.

On the liabilities side, customer deposits under management increased by 4.5% in year-on-year terms, or 8.8% excluding promissory notes sold by the network in the same period in 2013; but they fell back slightly over the quarter (down 0.5%) due to the commercial policy applied in recent months of prioritizing profitability over volume. As a result, there has been a fall in the cost of funds gathered between January and March 2014, which is having a positive influence on net interest income in the area.

Off-balance sheet funds, including customer portfolios, have risen by 17.3% year-on-year and 4.7% over the quarter. As a result, the BBVA Group fund manager in Spain has maintained its clear leadership position.

Earnings

The year-on-year comparison of earnings in the area is strongly influenced by the following factors:

•	Elimination of the “floor clauses” in residential mortgage loans in May 2013, which were in place throughout the whole of the first quarter of last year.
•	The capital gains generated in March 2013 by the reinsurance operation on the individual life and accident insurance portfolio.

Net interest income in the first quarter of 2014 declined by 13.0% year-on-year, influenced by the effect of the “floor clauses”. Excluding this impact, the figure is positive, despite the reduction in the stock of loans and an environment of low interest rates, thanks to good price management in both deposits and lending, which is leading to a positive widening of customer spreads in recent months.

Good performance of income from fees and commissions, largely due to the growing revenue from asset management, credit cards and wholesale banking operations.

There was a significant contribution from NTI as a result of a positive performance by the Global Markets unit and good management of the structural risks on the balance sheet.

All the above, combined with the better trend in the other income/expenses heading, has led to a year-on-year rise of 5.5% in gross income.

Operating expenses continue to be held in check, with a reduction of €61m on the figure for the same period last year, amounting to a year-on-year saving of 7.9%.

This performance of revenue and expenses has improved the efficiency ratio and increased the operating income of the area in comparison with the data for the same period last year.

A decline in impairment losses on financial assets, which are at levels clearly below those of the quarterly average in the previous year.

Overall, net attributable profit of €386m was generated in the first quarter of 2014, 33.3% below the figure in the same period of 2013, but 178.4% up excluding the one-off figure from the reinsurance operation mentioned above.

Main highlights

The quarter has been very productive in terms of the launch of new products and services and commercial campaigns, above all in CBB:

22	Business areas

•	In the SME segment, the most notable aspect has been the implementation of the new model for attracting SMEs, with the goal “to be the SME bank”, win market share and improve positioning within this segment. The commercial actions have aimed at supporting new lending, with a particular focus on internationalization plans. Of particular note has been the launch of “Credipyme”, a tool that calculates the risk profile and capacity for debt of SMEs and estimates what finance can be provided for them. In addition, the second edition of the “Plan+Negocio” plan has been launched. It has also been extended to SMEs to allow BBVA to boost the management of finance for companies, help attract new customers and build loyalty.

•	In corporate banking there has been outstanding participation by BBVA in all the high-yield issues of Spanish companies, with placement volumes of more than €1,300m.

•	Excellent management of ICO funds. Cumulative half-monthly data through to April 6, 2014 shows that BBVA has now formalized 12,349 operations amounting to €776m, representing over double the operations contracted in the same period last year and three times the amount formalized. BBVA’s market share in ICO credit facilities is now 16.0%, 131 basis points more than a year ago.

•	In insurance the “PPA BBVA” campaigns made a big impact. Customers were guaranteed a minimum return of 2.6% for a time horizon of 10 years; also the communication and marketing making people aware of the new “Multirriesgo Hogar” (Multi-peril home) insurance which has led to the writing of 34,000 new policies in the quarter.
•	In the digital world new products are being developed for digital channels, such as the “Préstamo Inmediato” (Immediate loan), which assigns a credit limit to each customer instantly via bbva.es or any BBVA ATM. This new loan has proved popular and increased revenue year-on-year by 85%, as well as accounting for 10% of the transactions via digital channels. In addition, there has been a high rate of penetration by SMEs in online banking, with 63.6% being active customers of this banking channel.

With respect to prizes and awards, BBVA Asset Management has been named the best Spanish manager in the 26 to 40 rated funds category by the European mutual fund analyst Fundclass. The award recognizes the consistency of fund management.

The terms of attracting customers and building their loyalty the following are worthy of note:

•	Increase of over 10,000 in the number of new customers in the Premium segment over the quarter.

•	The customer digitization process continues at a good pace. At the end of the quarter it has reached more than 2.2 million customers who are active users of the web.

•	Over 140,000 customers now enjoy all the advantages of BBVA Wallet, a product that allows them to keep all their cards in virtual form on their cell phones and access all their functionalities.

Finally , with respect to corporate responsibility, the “Yo Soy Empleo” (I am employment) program has supported 2,657 SMEs through March 31, 2014 in creating 4,301 new jobs since its launch in February 2013, with 70% of the jobs being permanent contracts. Those finding jobs supported by BBVA had been unemployed for an average of 13 months.

Banking activity in Spain	23

Real-estate activity in Spain

Highlights in the first quarter of 2014

•	The adjustment of residential supply is practically complete.

•	Prices have started to show signs of stabilization.

•	New reduction in BBVA’s net exposure to the real-estate sector.

•	Maintenance of real-estate sales levels.

•	Favorable performance in non-performing assets.

Coverage of real-estate exposure in Spain

(Million of euros as of 31-03-14)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	9,700	5,008	52
NPL	8,342	4,515	54
Substandard	1,358	493	36
Foreclosed real estate and other assets	13,118	6,755	51
From real-estate developers	9,159	5,080	55
From dwellings	2,961	1,215	41
Other	998	460	46
Subtotal	22,818	11,763	52
Performing	3,114	—	—
With collateral	2,833
Finished properties	2,082
Construction in progress	304
Land	447
Without collateral and other	281
Real-estate exposure	25,932	11,763	45

Note:	Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Highlights

In general terms, business activity in the first quarter of 2014 maintains the same trends as in previous quarters: reduction of exposure to developer risk and maintenance of the level of property sales with respect to the same period last year.

The income statement for the business area continues to be shaped by three main elements: loan-loss provisioning to the developer sector, the effect of real-estate sales and the repricing of foreclosed assets to market value. These elements have had a markedly less negative impact in the quarter than in previous periods.

Industry trends

In the first three months of 2014, home sales have improved compared with the figures recorded between January and March 2013. Financial conditions remain attractive in the mortgage market, with interest rates and affordability ratios at all-time lows. This year-on-year improvement in sales applies to all markets, but particularly to those located on the Mediterranean coast.

In this context, the decline in prices has continued to ease, in line with that observed in the previous quarter. In some markets, especially on the islands, prices are already showing signs of a certain stability.

However, with respect to production of new homes, the number of homes started remains at historical lows, with clear signs of having bottomed out, but still with no signs of recovery.

Overall, the residential real-estate sector continues to adjust, and the economic recovery that appears to have begun in Spain could foreseeably result in a gradual increase of demand and stabilization of prices throughout the year.

24	Business areas

Exposure

There are two very different realities for the Group within the real-estate sector. On the one hand, net exposure to the developer segment (lending to developers plus the developers’ foreclosed assets) has been falling every quarter and will continue to decline in the future. On the other, there are the retail foreclosures, i.e. those from the residential mortgage sector for individuals. Their recent increase has been linked to the increase in gross additions to NPA in this portfolio in 2008 and 2009, though this rate of additions is expected to slow in 2014.

BBVA’s net exposure to the real-estate sector in Spain as of 31-Mar-2014 stands at €14,169m, a decrease of 8.0% on the same date the previous year and of 2.8% since late 2013.

Non-performing assets fell with respect to the close of 2013 (down 5.7%).

Within the exposure to the Spanish real-estate sector, property securing mortgage loans to individuals have barely increased 3.0% since December 2013, marking a slowdown with respect to previous quarter-on-quarter rates of change.

As of 31-Mar-2014, coverage of non-performing and substandard loans reached 52% and that of assets from foreclosures and purchases stood at 51%. As a whole, the overall real-estate exposure coverage closed March at 45%, a slight improvement of 40 basis points in the quarter.

Sales of real-estate assets in the quarter totaled 3,078 units. If third-party sales are added to the total, the number of units sold rises to 4,996, 26.8% more than in the same period in 2013.

Earnings

As discussed at the beginning of the chapter, the highlights of the area’s quarterly earnings are the less negative impact of loan-loss provisions for developer loans, the decreased deterioration in the value of foreclosed real-estate assets and a nearly insignificant effect of the sale of properties.

The income statement also includes: the consolidation by the equity method of the stake in Metrovacesa, which is registered under the “Other income/expenses” heading; the positive results from portfolio sales of stakes in associated companies; income from rentals; and operating expenses, that fall year-on-year.

Financial statements

(Million euros)

Income statement	1Q14	Δ%	1Q13
Net interest income	(9)	n.m.	14
Net fees and commissions	1	(57.2)	3
Net trading income	15	21.0	12
Other income/expenses	(43)	51.2	(28)
Gross income	(35)	n.m.	1
Operating expenses	(38)	(1.6)	(39)
Personnel expenses	(20)	(15.5)	(24)
General and administrative expenses	(13)	42.2	(9)
Depreciation and amortization	(5)	(10.5)	(6)
Operating income	(74)	92.7	(38)
Impairment on financial assets (net)	(77)	(49.5)	(153)
Provisions (net) and other gains (losses)	(168)	(38.7)	(273)
Income before tax	(318)	(31.5)	(465)
Income tax	90	(28.4)	126
Net income	(228)	(32.6)	(339)
Non-controlling interests	(3)	(31.7)	(4)
Net attributable profit	(231)	(32.6)	(343)

Balance sheet	31-03-14	Δ%	31-03-13
Cash and balances with central banks	5	45.7	4
Financial assets	942	(17.7)	1,144
Loans and receivables	10,072	(16.6)	12,078
Loans and advances to customers	10,072	(16.6)	12,078
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,600	(11.0)	1,799
Other assets	7,387	4.6	7,065
Total assets/liabilities and equity	20,006	(9.4)	22,089
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	100	(40.5)	168
Debt certificates	—	—	—
Subordinated liabilities	962	13.8	845
Inter-area positions	15,073	(14.8)	17,695
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,871	14.5	3,381

In the first quarter of 2014, BBVA’s real-estate business in Spain registered a loss of €231m, notably less than the €343m loss posted the previous year, due basically to the lesser need for loan-loss provisions and lower deterioration in real-estate assets as compared to previous quarters.

Real-estate activity in Spain	25

The United States

Highlights in the first quarter of 2014

•	High rate of activity growth.

•	Excellent risk indicators.

•	Revenue growth after several quarters of decreases.

•	The BBVA Compass capital plan was approved with no objections.

•	Acquisition of Simple.

26	Business areas

Highlights

The quarter has been very positive in the United States, where earnings reflect the improving economic activity of the last few quarters. In addition, the capital plan presented by BBVA Compass to the Fed has received unqualified approval.

Also worth noting is the acquisition of Simple, which has been consolidated into the area’s financial statements.

Macro and industry trends

The U.S. economy slowed its rate of growth slightly in the first quarter of 2014. This was expected, given the high growth rates achieved at the end of 2013. The slowdown was also partly the result of adverse weather conditions that impacted activity and the labor market.

The Fed has started the process of reducing its monetary expansion program, without this leading to financial tensions or additional rate hikes. However, it has slowed mortgage refinancing activity slightly. The Fed remains cautious and prepared to modulate the rate of tapering its quantitative easing program if it is not supported by economic data.

In exchange rates, the euro has remained strong against the dollar, supported by an improved perception of Europe’s peripheral countries. As a result, the impact of the U.S. currency on the Group’s financial statements was negative over the last 12 months, although in the quarter it was neutral on the balance sheet and business activity and slightly negative on earnings. As in previous reports, all the comments below on rates of change are expressed at a constant exchange rate, unless expressly stated otherwise.

The most notable event with respect to the financial system was the publication in March of the results of the stress tests carried out on the 30 largest banks in the country. This year for the first time the subsidiaries of foreign banks have been included. As mentioned, BBVA Compass has passed these tests and thus its capital plans have been accepted without any objections by the Fed.

With respect to activity trends in the system loan growth continues being moderate, the credit market is healthy and deposits grow at a moderate according to the latest available information as of March 2014.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q14	Δ%	Δ%(1)	1Q13
Net interest income	345	(0.6)	3.2	347
Net fees and commissions	133	9.2	13.5	122
Net trading income	37	3.9	8.2	35
Other income/expenses	2	n.m.	n.m.	(2)
Gross income	517	2.9	6.8	503
Operating expenses	(351)	1.3	5.2	(347)
Personnel expenses	(206)	(0.5)	3.4	(207)
General and administrative expenses	(102)	6.5	10.6	(95)
Depreciation and amortization	(43)	(1.4)	2.3	(44)
Operating income	166	6.4	10.4	156
Impairment on financial assets (net)	(20)	23.4	28.1	(16)
Provisions (net) and other gains (losses)	(3)	n.m.	n.m.	1
Income before tax	143	1.1	4.9	141
Income tax	(38)	(20.4)	(17.4)	(47)
Net incomes	105	11.8	16.1	94
Non-controlling interests	—	—	—	—
Net attributable profit	105	11.8	16.1	94

Balance sheet	31-03-14	Δ%	Δ%(1)	31-03-13
Cash and balances with central banks	4,479	(7.1)	0.1	4,819
Financial assets	7,358	(12.3)	(5.6)	8,394
Loans and receivables	41,083	4.6	12.7	39,265
Loans and advances to customers	39,621	6.9	15.1	37,076
Loans and advances to credit institutions and other	1,461	(33.3)	(28.1)	2,190
Inter-area positions	—	—	—	—
Tangible assets	658	(14.8)	(8.2)	772
Other assets	2,180	(8.9)	(1.9)	2,393
Total assets/liabilities and equity	55,756	0.2	7.9	55,643
Deposits from central banks and credit institutions	3,683	(31.4)	(26.1)	5,368
Deposits from customers	42,534	3.5	11.4	41,094
Debt certificates	—	—	—	—
Subordinated liabilities	651	(25.1)	(19.3)	869
Inter-area positions	1,673	84.3	98.5	908
Financial liabilities held for trading	178	(42.6)	(38.2)	310
Other liabilities	4,748	4.5	12.5	4,545
Economic capital allocated	2,289	(10.2)	(3.3)	2,549

Relevant business indicators	31-03-14	31-12-13	31-03-13
Loans under management (1)	40,753	39,276	35,946
Customer deposits under management (1-2)	39,546	38,456	37,150
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	67.9	69.8	69.0
NPA ratio (%)	1.0	1.2	1.8
NPA coverage ratio (%)	160	134	109
Risk premium (%)	0.20	0.20	0.17

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

The United States	27

Activity

The following summarizes activity in the United States during the quarter:

•	Strong growth in loans under management in the area (up 13.4% year-on-year and 3.8% on the quarter), with progress in practically all the portfolios. Loan demand in BBVA Compass, which has been trending above peer levels, remains robust, particularly in the corporate (commercial) portfolio, where growth continues to accelerate to 17.1% over the year. There was also outstanding growth in the commercial real-estate segment (companies with collateral), with growth of 15.8% on the close of the first quarter of 2013, and increases in residential mortgages and consumer loans, which grew by 9.8% and 7.4% year-on-year, respectively. Within the consumer finance segment, there was a significant increase in auto lending.

•	This strong performance of lending has not affected the area’s asset quality negatively, as the main risk management indicators improved over the quarter. The NPA ratio fell by 24 basis points since the end of 2013 to 1.0% and the coverage ratio increased by 25.8 percentage points to 160%.

•	Customer deposits under management also increased significantly, by 6.4% in the last 12 months, supported once more by the favorable performance of lower-cost deposits, i.e. current and savings accounts. It’s worth noting the slight increase in time deposits over the quarter (1.1%).

Earnings

The most relevant aspects of the income statement in the area are the year-on-year growth of revenue after a few quarters of decline, the increase in operating expenses and the rise in impairment losses on financial assets. Overall, the United States generated a net attributable profit in the quarter of €105m, 16.1% above the figure obtained in the same period in 2013 and 40.5% above that in the fourth quarter last of 2013.

The positive performance of gross income is due to the strength of economic activity; increased investment banking operations, with a favorable effect on income from fees and commissions; and the good performance of the Global Markets unit, whose gross income grew by 58.8% on the same period in 2013.

The year-on-year growth in operating expenses is strongly influenced by the acquisition of Simple and the implementation of strategic and technological projects in the area (these basically affect the general expenses heading). Despite this, the increase is lower than that of revenue, so as a result operating income in the United States grew year-on-year by 10.4%, after a number of consecutive quarters of decline.

Finally, the greater volume of activity has led to an increase in impairment losses on financial assets, though the risk premium in the area has remained stable and closed the quarter at 0.20%, the same level recorded in 2013.

Main highlights

On March 28, the Fed published the results of its comprehensive capital analysis and review (CCAR) of the main financial institutions in the country. BBVA Compass was included in the list and received unqualified approval for its capital plan. In addition, the Fed has revealed that the bank complies with the minimum regulatory capital requirements in the hypothetical case of a severely adverse scenario, as determined by the regulator. The above demonstrates the solvency of BBVA’s subsidiary in the country and recognizes the soundness of the capital management policies and procedures of BBVA Compass.

BBVA has agreed the purchase for USD 117m of Simple , a U.S. company that has created a new model of digital banking. This operation is part of BBVA’s strategy to be a leader in the technological changes that are transforming the financial industry. Simple now has over 100,000 customers across the country, who are provided with a set of digital tools to rationalize their expenses and optimize saving. Customers are given a Simple Visa card, as well as advanced applications for Android and Apple, which include tools for saving and outstanding customer service. Simple will continue to operate under the same brand, with the same philosophy, and the same customer-centric approach.

The following are of note with respect to new products and services:

•	Launch of the BBVA Compass Payroll Service to help business customers, especially those operating SMEs manage their payrolls via online banking. This service includes payroll automation, tax management and various tools that provide customizable reports.

•	The new Secure Send digital service through which BBVA Compass customers can send money to 20 countries at any time thanks to the advantages offered by online and mobile banking.

The following projects are worth noting in terms of organic growth:

•	Received regulatory approval to continue expansion of commercial loan production branches for the business segment in San Francisco, Los Angeles, Seattle, Nashville, Charlotte and Raleigh.

•	Expanded the reach of BBVA Compass in Texas through an agreement that gives the bank branding rights to more than 300 ATMs located in H-E-B stores, the leading Texas-based grocery store chain.

Finally, in brand recognition and corporate responsibility, the highlights are:

•	BBVA Compass has become the official sponsor of the Houston Dash, the newest member of the National Women’s Soccer League. In addition, BBVA Compass and Dash will work together on several community initiatives in Houston.

•	BBVA Compass was among the four companies cited for high-quality sustainability reporting in The Corporate Citizen, Boston College’s Carroll School of Management magazine.

28	Business areas

Eurasia

Highlights in the first quarter of 2014

•	Lending activity continues to deliver stable remains stable.

•	Stability also in risk indicators.

•	Customer deposits continue to perform well.

•	Sound contribution by Garanti in a complex context.

Eurasia	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement (1)	1Q14	Δ%	Δ%(2)	1Q13
Net interest income	192	(20.2)	(2.1)	241
Net fees and commissions	89	(15.2)	(5.4)	105
Net trading income	61	(33.4)	(26.7)	91
Other income/expenses	23	7.8	16.7	21
Gross income	365	(20.4)	(7.1)	458
Operating expenses	(178)	0.0	14.6	(178)
Personnel expenses	(98)	5.2	20.2	(93)
General and administrative expenses	(69)	(3.3)	10.2	(71)
Depreciation and amortization	(11)	(18.7)	(1.9)	(13)
Operating income	187	(33.3)	(21.4)	280
Impairment on financial assets (net)	(51)	(40.1)	(34.2)	(85)
Provisions (net) and other gains (losses)	(2)	(90.5)	(88.3)	(23)
Income before tax	134	(22.4)	(5.6)	172
Income tax	(29)	(38.4)	(27.8)	(47)
Net income	105	(16.4)	3.1	126
Non-controlling interests	—	—	—	—
Net attributable profit	105	(16.4)	3.1	126

Balance sheet (1)	31-03-14	Δ%	Δ%(2)	31-03-13
Cash and balances with central banks	2,198	(2.4)	22.0	2,251
Financial assets	8,077	(34.4)	(28.5)	12,306
Loans and receivables	29,970	(7.5)	1.3	32,411
Loans and advances to customers	27,284	(7.4)	1.2	29,475
Loans and advances to credit institutions and other	2,686	(8.5)	2.7	2,936
Inter-area positions	—	—	—	—
Tangible assets	257	(17.4)	(2.6)	311
Other assets	950	(36.0)	(23.9)	1,485
Total assets/liabilities and equity	41,451	(15.0)	(6.2)	48,763
Deposits from central banks and credit institutions	9,689	(31.4)	(26.3)	14,122
Deposits from customers	18,658	(1.9)	12.1	19,026
Debt certificates	941	(13.2)	10.8	1,084
Subordinated liabilities	540	(41.3)	(40.9)	919
Inter-area positions	5,490	28.5	28.5	4,274
Financial liabilities held for trading	356	(5.4)	(0.0)	376
Other liabilities	2,923	(33.0)	(19.1)	4,362
Economic capital allocated	2,854	(38.0)	(34.8)	4,601

Relevant business indicators	31-03-14	31-12-13	31-03-13
Loans under management (2)	27,570	27,483	27,415
Customer deposits under management (2-3)	17,497	16,441	15,727
Mutual funds	1,348	1,332	1,388
Pension funds	675	634	644
Efficiency ratio (%)	48.8	42.9	38.8
NPA ratio (%)	3.4	3.4	3.0
NPA coverage ratio (%)	88	87	87
Risk premium (%)	0.67	1.11	1.14

(1)	Pro forma financial statements with Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	Figures at constant exchange rates.
(3)	Excluding repos.

Highlights

The trends in the area’s business activity were similar, in general, to those seen in previous quarters, although there has been greater stability in lending volumes with wholesale customers, and also some moderation in the growth of Turkish lira-denominated portfolios from Garanti.

Earnings in Eurasia were strongly affected by the new upturn in the cost of deposits in Garanti, in addition to the one experienced toward the end of 2013, and by the lower volume of impairment losses on financial assets.

Macro and industry trends

There was a slight recovery in economic activity in the euro zone in the first quarter of 2014 (GDP quarter-on-quarter growth of 0.3%). However, there are two risk factors that could derail this recovery: the strength of the euro exchange rate, which could compromise the good performance of European exports; and the recent geopolitical tensions in Eastern Europe, which could have an impact in terms of economic activity and financial stability if, contrary to expectations, they increase.

As regards the area’s financial system, the highlights are:

•	Key progress toward banking union: the European Commission and Parliament have reached a provisional agreement on the creation of the Single Resolution Fund.

•	Comprehensive assessment process for the 128 banks that at the end of 2014 will be subject to ECB supervision: the process for selecting the asset portfolios subject to review has been completed, and the analysis itself (asset quality review, AQR) has begun. Its methodology was announced on March 11. The stress test that will follow the AQR is being developed in collaboration with the EBA. The test methodology is currently under review and the final version and the details of the macroeconomic scenarios are expected to be released before the end of April.

Following several quarters marked by macro-political uncertainty, Turkey is now in a period of greater stability. On the macroeconomic front, the more orthodox monetary policy of the Central Bank (CBRT) and the Fed’s increasingly clear roadmap in terms of its monetary policy suggest a less volatile environment. On the political front, the comfortable victory at state level of the current ruling party in the local elections held at the end of March has been interpreted positively by the markets because of the reduction in political uncertainty it entails.

30	Business areas

The Turkish financial sector maintains sound levels of capitalization and a high level of profitability, although the recent toughening of monetary policy measures and upward interest rate movements in the quarter are resulting in an increase in the cost of deposits and squeezing momentarily the margins of banking institutions. Worth mentioning in business activity is the moderation of the rate of growth of lending, mainly in the consumer finance and credit cards segment, while fund gathering in the private sector continues to grow at over 20% in year-on-year terms. The NPA ratio remains stable at close to 3%.

In China, business activity is showing signs of a slowdown, due partly to the measures implemented by the government to deal with the weaknesses of the economy, in particular, the growth in lending through the so-called “shadow banking” and local government borrowing. Over the quarter, the authorities extended the fluctuation band for the exchange rate, while the Chinese currency’s trend to appreciate against the U.S. dollar has been halted.

As for the financial sector, the latest available figures (December 2013) confirm a moderation in lending growth, though it is still at very positive levels (up 14.5% year-on-year). Net interest income remains stable, due partly to the delay in the liberalization of interest rates on deposits. Asset quality remains under control, with the NPA ratio close to 1%, despite the increase in non-performing balances. The indicators on liquidity and solvency are good, with a loan/deposit ratio of 66% and capitalization levels of 12.2% (CAR under Basel III).

To better understand the changes in the business figures, the percentages given below refer to constant exchange rates, unless otherwise indicated.

Activity

Against this backdrop, the area’s lending activity has remained fairly stable over the last twelve months and in the quarter (up 0.6% and 0.3%, respectively). By businesses:

•	There has been a decrease in the balance of the wholesale portfolios in the region (down 9.6% year-on-year), although it was much less steep than in previous quarters. In fact, the volume remained practically stable over the quarter (down 0.2%).

•	Lending continued to perform favorably in the retail segments, although in Garanti Bank the growth rate was somewhat lower than in 2013, given that both Turkish businesses and consumers have postponed their purchase decisions due to the political and economic uncertainty of the last few months. Turkish lira-denominated loans are up 2.7% over the quarter, a figure similar to that for the sector as a whole, while foreign-currency loans have increased by 0.5%, also in line with the rest of the industry.

Asset quality remains practically stable compared with the figures for the close of 2013, in terms of both NPA and coverage ratios. Improvement in the risk premium, which ended the quarter at 0.67% (1.11% accumulated as of 2013).

Customer deposits under management have performed well and maintained their volume:

•	With wholesale customers (up 18.1% year-on-year), a segment where the commercial gap fell once again.

•	And with retail customers (up 9.3%). Faced with the rising cost of Turkish lira-denominated deposits, Garanti Bank has opted to increase its foreign-currency funding. These deposits have grown over the quarter by 12.1% (up 9% in the sector in the same period) and gained around 30 basis points in market share over the last three months. In contrast, Turkish lira-denominated customer funds have declined 7.0% since December 2013, slightly less than for the sector as a whole (down 4.0%).

Earnings

Eurasia generated an accumulated net attributable profit to March 2014 of €105m, a year-on-year increase of 3.1%. Of this figure, 66% comes from Turkey, 23% from the rest of Europe and 10% from Asia.

Net interest income is down 2.1% year-on-year, due mainly to the aforementioned increase in the cost of lira deposits in Garanti. This impact has been partly offset by the positive influence of the repricing of loans and the increase of the portfolio of foreign currency bonds completed by Garanti over the last few quarters at attractive rates. All this was especially unfavorable on the year-on-year comparison, as spreads in Garanti were highest in the first quarter of 2013. However, in quarter-on-quarter terms, the variation is more favorable as a result of the decisions taken by the Turkish bank in recent months in terms of loan repricing and lower-cost funding.

Eurasia	31

Year-on-year decline in fees and commissions (down 5.4%), since fewer operations were closed with wholesale customers over the quarter, which the good performance of fees and commissions in Garanti in the same period has been unable to offset.

Year-on-year reduction of 26.7% in NTI, compared with a very favorable first quarter in 2013 as a result of the positive performance of market activity in the area. However, the performance in the last few months is much improved due to the upturn in the inflation rate in Turkey which in turn has increased the remuneration from the portfolio of inflation-indexed bonds in Garanti. In fact, a comparison of the area’s NTI in the first quarter of 2014 with the figure for the fourth quarter of 2013 shows an increase of 186.3%.

Operating expenses are up 14.6% year-on-year, due to a great extent to the expansion of Garanti’s commercial network in 2013 (48 branches have been added over the last twelve months) and to increased inflation in Turkey. It should be noted that Garanti’s commercial network continues to be at the end of 2013 the most efficient in the sector, with the best ratios in terms of loans, deposits and recurring revenue per branch.

The volume of impairment losses on financial assets has declined year-on-year as a result of a lower volume of generic provisions, due basically to the decline in Garanti’s loan book, in particular the consumer finance portfolio.

Main highlights

In terms of corporate responsibility, and specifically support to entrepreneurs, BBVA has joined the two European Commission initiatives designed to boost innovation and leadership in the digital economy in Europe as founding partner. The Startup Europe Partnership has been launched with the aim of supporting entrepreneurs and their technology-based projects, while the European Digital Forum has become the think tank for entrepreneurs, politicians and lawmakers. Garanti’s corporate responsibility policy continues to be focused on improving access to financial services for the disabled, on education and on supporting entrepreneurs, especially women. In the first quarter of the year, the activity carried out by the Women Entrepreneur Executive School, run by Garanti, has been extended to the city of Diyarbakir, in the east of the country. Garanti has also signed agreements with various institutions, including the Bosphorus University Business Angels Network and the Entrepreneurship Foundation, to support entrepreneurs and make it easier for students to access knowledge related to entrepreneurship.

As regards awards and recognitions, Garanti Bank has been named Best Trade Finance Bank in Turkey by Global Finance and granted “The 2013 European Rising Star Award - Cross-Border Funding Acceleration” by MTN-i for its efficient management of relations with global investors and debt capital markets. In addition, Garanti Securities was named Best Equity House at the Europe Banking Awards 2013 organized by EMEA Finance; Garanti Bank Romania was named Bank of the Year 2013 by the local publication Nine O’Clock; and Garanti Fleet, in the automobile category, received The Outstanding Achievement award at the Interactive Media Awards (IMA) for its new sales platform.

Garanti. Significant data 31-03-14 (1)

31-03-14
Financial statements (million euros)
Attributable profit	250
Total assets	67,925
Loans and advances to customers	40,808
Deposits from customers	35,161
Relevant ratios (%)
Efficiency ratio (2)	48.6
NPA ratio	2.2
Other information
Number of employees	18,930
Number of branches	995
Number of ATMs	3,982

(1)	BRSA data for the Garanti Bank.
(2)	Normalized figure excluding the effect of non-recurrent items.

32	Business areas

Mexico

Highlights in the first quarter of 2014

•	Bouyant activity.

•	Positive evolution in recurring revenue.

•	Stable risk premium.

•	BBVA Bancomer, “Best Bank in Mexico” according to Global Finance.

Mexico	33

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q14	Δ%	Δ% (2)	1Q13
Net interest income	1,173	7.9	17.1	1,087
Net fees and commissions	261	(4.1)	4.1	272
Net trading income	48	(25.0)	(18.6)	65
Other income/expenses	54	(41.2)	(36.1)	91
Gross income	1,536	1.4	10.1	1,514
Operating expenses	(568)	(1.8)	6.6	(578)
Personnel expenses	(244)	(0.2)	8.3	(245)
General and administrative expenses	(280)	(4.7)	3.5	(293)
Depreciation and amortization	(44)	9.7	19.1	(40)
Operating income	968	3.4	12.2	936
Impairment on financial assets (net)	(355)	0.9	9.5	(352)
Provisions (net) and other gains (losses)	(16)	12.3	21.9	(14)
Income before tax	597	4.7	13.7	570
Income tax	(143)	1.7	10.4	(141)
Net income	454	5.7	14.7	429
Non-controlling interests	—	—	—	—
Net attributable profit	453	5.7	14.7	429

Balance sheet	31-03-14	Δ%	Δ% (1)	31-03-13
Cash and balances with central banks	5,299	(19.8)	(8.6)	6,604
Financial assets	32,502	13.0	28.7	28,761
Loans and receivables	42,670	(5.3)	7.9	45,063
Loans and advances to customers	40,378	(0.3)	13.6	40,495
Loans and advances to credit institutions and other	2,292	(49.8)	(42.9)	4,568
Tangible assets	1,333	1.8	16.0	1,310
Other assets	3,685	6.8	21.6	3,451
Total assets/liabilities and equity	85,490	0.4	14.3	85,188
Deposits from central banks and credit institutions	9,366	24.8	42.2	7,504
Deposits from customers	44,344	4.5	19.0	42,438
Debt certificates	3,883	(13.4)	(1.4)	4,485
Subordinated liabilities	3,638	(18.3)	(6.9)	4,451
Financial liabilities held for trading	6,890	(0.9)	12.8	6,956
Other liabilities	12,809	(14.2)	(2.3)	14,937
Economic capital allocated	4,559	3.2	17.6	4,417

Relevant business indicators	31-03-14	31-12-13	31-03-13
Loans under management (1)	38,768	38,700	35,163
Customer deposits under management (1-2)	41,313	40,932	36,827
Mutual funds	17,191	16,896	18,641
Pension funds	—	—	—
Efficiency ratio (%)	37.0	37.6	38.2
NPA ratio (%)	3.4	3.6	3.7
NPA coverage ratio (%)	114	110	117
Risk premium (%)	3.51	3.55	3.57

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

Highlights

The various commercial initiatives implemented by BBVA in Mexico since the start of 2013 have been reflected in the positive trend in commercial activity and the excellent performance of the income statement over the last 12 months.

This strong activity has been mainly boosted by consumer finance and lending to SMEs and small businesses. In customer funds, the mix has continued to improve toward a more profitable structure, thanks to the favorable trend in lower-cost transactional deposits.

As a result, BBVA in Mexico has recorded sound earnings figures in the quarter, with a significant year-on-year increase in net attributable profit, based on positive recurring revenue and a risk premium kept in check.

Macro and industry trends

The Mexican economy has expanded slightly in the first quarter of 2014, in line with the growth rates at the end of 2013. Public spending indicators and exports are showing the greatest strength. The inflation rate has returned to within the Central Bank of Mexico’s (Banxico) target range, after absorbing the temporary effects of tax changes. These factors have allowed Banxico to maintain the benchmark interest rate unchanged at 3.5%.

The country’s financial system maintains high solvency levels, with a total capital ratio at 15.2% as of January 2014. It also has adequate liquidity and robust profitability, strongly supported by financial revenue. Loans to the private sector are slowing their annual growth rate, which according to the latest available information as of February 2014 is 9.5% (12.3% a year ago)1. The NPA ratio has increased slightly, but from a low level.

Lastly, all the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise. The year-on-year depreciation of the Mexican peso against the euro, both in terms of final and average exchange rates, has a negative impact on the Group’s financial statements. Over the quarter, the effect is slightly negative in the income statement and practically neutral in the balance sheet and activity.

(1)	Source: CNBV. Banks with Sofomes without subsidiaries through February 2014.

34	Business areas

Activity

In an environment of incipient acceleration of economic growth in Mexico, loans under management grow 10.3% year-on-year, supported by the good performance of consumer finance and commercial loans.

The wholesale portfolio has shown the greatest strength, with an increase over the same time horizon of 14.6% thanks to the positive performance of loans to SMEs, which has maintained double-digit year-on-year increases for the last 24 months (up 23.8% as of 31-Mar-2014). Corporate loans also performed well and increased their year-on-year growth rate to 20.1%.

The retail portfolio, which includes consumer finance, credit cards, residential mortgages and small businesses loans, has increased by 7.0% since the close of the first quarter of 2013. The most notable rise was in small businesses (up 24.3%), a segment that has increased its average loan value per customer by over 50% in the last 12 months, followed by consumer finance (up 18.1%), which was boosted by the pre-approved loan campaign. Bank credit cards have grown by 5.9%, very much in line with the trend for a slowdown in the market, while the Finanzia (own brand) credit card has begun to record lower balances as a result of the conclusion in November 2013 of the commercial financing agreement with Wal-Mart.

Risk indicators show a reduction in the NPA ratio (23 basis points over the quarter) and a rise of the coverage ratio (3.4 percentage points in the same time frame). Proactive risk management has enabled BBVA to stand out from its main competitors in Mexico in terms of the non-performing portfolio and loan-loss provisions (measured using local criteria).

In customer funds, the focus has remained on attracting lower-cost deposits, which increased year-on-year by 14.8%. Overall, the relative weight of these less expensive forms is now 80% of total customer funds, ensuring an increasingly profitable mix.

In the insurance business, the figures for written premiums in the first three months of the year were good, with growth of 25.5% in the amount on the first quarter of 2013, mainly due to the good performance of the “Inversión Libre Patrimonial” product.

Earnings

In the first quarter, Mexico posted a net attributable profit of €453m, equivalent to year-on-year growth of 14.7%, the highest in the last three years, with outstanding generation of recurring revenue.

Net interest income has shown very strong performance. It increased by 17.1% over the last 12 months, reflecting the good performance of lending activity in recent quarters. This trend has meant that BBVA has maintained its position in Mexico as one of the most profitable banks in terms of net interest income over ATA, with a ratio of 5.7% at the close of March 2014 (compared with 5.1% in the sector under local criteria, according to the latest available information as of February from the “Comisión Nacional Bancaria y de Valores –CNBV–”).

Income from fees and commissions has increased at a more moderate pace (4.1% year-on-year), due to lower revenue from operations from investment banking than in the previous year, when there was a record number of corporate issues on the Mexican debt and capital markets.

Operating expenses grew year-on-year less than gross income (up 6.6% as against 10.1%). As a result, the efficiency ratio has improved by over 120 basis points over the last 12 months to 37.0%. BBVA thus maintains its position as one of the most efficient banks in the Mexican system.

Lastly, there has been an increase in impairment losses on financial assets, although the risk premium remained stable and closed the quarter at 3.51%, five basis points below the cumulative figure for 2013.

Main highlights

BBVA Bancomer has successfully placed a 10-year senior bond issue for USD 750m, with an interest rate of 4.375%, a very similar figure to that of the Mexican sovereign bond. Moody’s has given it an A2 rating with a stable outlook. The issue was placed on international markets and was oversubscribed four times, demonstrating the confidence of investors in both the bank and the country.

On February 12th, 2014, Moody’s raised BBVA Bancomer’s long term foreign currency deposit rating from Baa1 to A3 with stable outlook and changed to positive the outlook for its financial strength. The above is partly a consequence of the rating upgrade of Mexico to A3.

As part of its 2013-2016 Investment Plan, BBVA in Mexico aims to give quicker and more secure access to financial services through digital channels. This has been reflected in the fact that pre-approved consumer loans are available through channels such as ATMs, among others. A new image for the website www. bancomer.com has also been launched, incorporating significant improvements to make customer transactions quicker and easier and to increase their security.

With respect to awards and prizes, BBVA Bancomer has been recognized as “Best Bank in Mexico” by the magazine Global Finance for its profitability, good service, innovative products and the achievement of the best results in 2013. The publication has also highlighted the good solvency level and ample liquidity position, which will enable BBVA Bancomer to support future growth.

Lastly, the following initiatives should be mentioned with respect to corporate responsibility, in products with a high social impact, BBVA Bancomer has been recognized by the Inter-American Development Bank (IDB) with the “Beyond Banking 2013” award in the Responsible/Impact Investment category for its community involvement carried out through the “B+Educa” fund. The shareholders in this Mexican fund contribute 25% of returns obtained directly to the integration scholarship program “Por los que se quedan” (For those left behind). Thus, the BBVA Bancomer Foundation received 81 million Mexican pesos (€4.8m) in 2013 from 28,202 shareholders in this fund for scholarships granted to young children of emigrants who are studying the three years of junior high school.

Mexico	35

South America

Highlights in the first quarter of 2014

•	Financial statements impacted by the depreciation of the Argentinean peso and the application of the exchange rate resulting from SICAD I in Venezuela.

•	Sound growth rates of activity.

•	Good risk indicators.

•	Recurring revenue remains strong.

•	BBVA “Best Bank in Peru, Venezuela and Uruguay” according to Global Finance.

36	Business areas

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q14	Δ%	Δ%(2)	1Q13
Net interest income	934	(9.3)	34.1	1,030
Net fees and commissions	173	(14.9)	21.3	203
Net trading income	152	(18.7)	26.4	187
Other income/expenses	(99)	5.3	205.8	(94)
Gross income	1,160	(12.6)	25.2	1,327
Operating expenses	(494)	(12.5)	22.6	(565)
Personnel expenses	(245)	(14.2)	18.4	(286)
General and administrative expenses	(215)	(10.6)	26.4	(240)
Depreciation and amortization	(34)	(11.8)	30.7	(39)
Operating income	666	(12.6)	27.1	762
Impairment on financial assets (net)	(137)	(9.3)	20.7	(151)
Provisions (net) and other gains (losses)	(27)	(1.2)	174.8	(27)
Income before tax	503	(14.0)	25.4	585
Income tax	(142)	2.4	44.8	(139)
Net income	361	(19.0)	19.1	446
Non-controlling interests	(117)	(20.1)	26.1	(146)
Net attributable profit	244	(18.5)	16.0	300

Balance sheet	31-03-14	Δ%	Δ%(1)	31-03-13
Cash and balances with central banks	11,076	(8.7)	25.9	12,135
Financial assets	9,292	(15.3)	10.7	10,965
Loans and receivables	47,225	(3.4)	27.1	48,872
Loans and advances to customers	42,700	(3.5)	25.9	44,256
Loans and advances to credit institutions and other	4,525	(2.0)	39.7	4,616
Tangible assets	795	(1.3)	35.6	805
Other assets	1,620	0.4	32.6	1,614
Total assets/liabilities and equity	70,009	(5.9)	24.7	74,391
Deposits from central banks and credit institutions	4,417	(26.0)	(9.7)	5,965
Deposits from customers	48,058	(4.8)	29.0	50,506
Debt certificates	3,783	3.4	25.1	3,660
Subordinated liabilities	1,243	(11.4)	7.2	1,402
Financial liabilities held for trading	1,358	50.0	86.3	906
Other liabilities	8,242	(6.5)	22.5	8,812
Economic capital allocated	2,907	(7.4)	23.1	3,140

Relevant business indicators	31-03-14	31-12-13	31-03-13
Loans under management (1)	43,334	41,965	34,598
Customer deposits under management (1-2)	52,128	49,049	40,452
Mutual funds	3,220	2,952	3,807
Pension funds	3,656	3,600	3,117
Efficiency ratio (%)	42.6	42.5	42.6
NPA ratio (%)	2.2	2.1	2.2
NPA coverage ratio (%)	136	141	143
Risk premium (%)	1.23	1.50	1.33

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

Highlights

The financial statements in the quarter have been influenced by the depreciation of the Argentinean peso and the use in Venezuela of the exchange rate resulting from the currency purchase-sale system called SICAD I, which complements the official market. According to the Exchange Agreement No. 25, this system is applicable to international investments.

Business activity continued its positive trend of previous quarters in both lending and customer funds, which exceeded the rates of growth of previous quarters.

In earnings, buoyant activity was reflected in the progress and strength of recurring revenue, which offset the effect of increased operating expenses resulting from the expansion plans and high inflation rates in some countries in the region, as well as loan-loss provisions, which increased in line with lending.

Macro and industry trends

In the macroeconomic environment the Andean countries continue to deliver solid growth in activity levels, despite the less favorable external environment and lower commodity prices.

In some economies the capital outflows seen at the end of 2013 are beginning to reverse in the wake of the announcement of the withdrawal of economic stimuli by the Fed. The move is providing support to exchange rates against the dollar, following earlier depreciation. Outstanding in the quarter are the application for international investment of the exchange rate resulting from the currency purchase-sale system called SICAD I, which complements the official market in Venezuela, and the depreciation of the Argentinean peso. As a result, the impact of currencies on the Group’s financial statements has been negative, both in the last 12 months and over the quarter. Unless otherwise indicated, the rates of change below refer to constant exchange rates.

The region’s financial system remains sound, with good levels of capitalization, robust profitability and NPA ratios in check. Credit continues at high rates (double-digit), although with signs of moderation in some countries. Deposits are also maintaining high rates of growth.

South America	37

Activity

The general tone of the area is still one of buoyant activity, both in lending and customer funds, in all the countries where BBVA operates:

•	The annual growth of the balance of the loans under management, has accelerated to 25.3%. There has been a significant rise in the individual portfolios thanks to an increase in credit cards (up 43.7% year-on-year), consumer finance (up 25.2%) and, to a lesser extent, mortgages (up 18.4%). Lending to small businesses has also performed very well (up 39.0%).

•	Good risk indicators. Asset quality in the area continues to be high, thanks to the strict risk admission policies and active management of recoveries.

•	Customer deposits under management continue to rise at a fast pace (up 28.9% year-on-year), with lower-cost transactional deposits (current and savings accounts) being the main drivers of this growth. These funds have posted a year-on-year gain in market share of 34 basis points, according to the latest available information as of February 2014 (all the figures below on market share refer to February 2014, the latest available data).

•	There has also been growth in the balance of mutual fund assets under management by banks in the region, with a rise in total customer funds of 26.9% on 31-Mar-2013.

•	By countries, the highlights of banking activity are as follows:

•	Argentina: excellent performance of lending, which increased by 24.7% on the figure for March 2013. Worth noting was the increase in consumer finance and credit cards (up 39.5%), with a gain in market share of 17 basis points over the last 12 months. Deposits increased 28.1% year-on-year, with good performance in time deposits, where there was a gain of 34 basis points in market share since February 2013.

•	In Chile lending increased year-on-year by 12.2% and deposits by 16.7%. The mortgage portfolio performed particularly well (up 14.9%, with a rise of 24 basis points compared with data as of 28-Feb-2013).

•	In Colombia, there was sustained growth in lending (up 20.0%) and deposits (15.0%), above that registered by the system in both cases, and with year-on-year gains in market share of 62 basis points in lending and 41 in deposits. This strong performance has been reflected in practically all the business lines in customer funds and lending.

•	In Peru lending has also grown above the average for the system (up 21.6% year-on-year and 46 basis points of gain in market share), thanks to the notable increase in corporate lending (up 31.5% and a rise of 100 basis points in market share). In deposits (up 18.1% year-on-year) there was a particularly outstanding increase in the rate of growth of lower-cost transactional deposits (31.3%).
•	Venezuela: excellent performance of lending and deposits, with year-on-year growth of 73.8% and 79.2%, respectively. Although this strength is recorded across all the business lines, the commercial portfolio has been outstanding (up 40.5%), with a gain in market share of 70 basis points, as have current and savings accounts (up 98.2% and a gain of 9 basis points in market share) and in the quarter time deposits (up 61.7% since December 2013).

Earnings

The application of SICAD I in Venezuela and the depreciation of the Argentinean peso in January 2014 had an impact on each of the items on the area’s income statement; however, they were mitigated from the point of view of net attributable profit thanks to the Group’s active management of hedging. The most significant aspects of earnings for the quarter are as follows:

•	Good performance of gross income, which rose in year-on-year terms by 25.2% thanks to excellent recurring revenue, due to the strength of activity mentioned above and good price management.

•	The high inflation in some countries in the area and the technological expansion and transformation plans that are being carried out in the region continue to explain much of the year-on-year increase (up 22.6%) in operating expenses.

•	Impairment losses on financial assets grew at a similar rate to lending, with the cumulative risk premium as of 31-Mar-2014 at 1.23% (1.50% in 2013).

•	Overall, South America generated a net attributable profit in the first quarter of 2014 of €244m, a year-on-year increase of 16.0%.

•	This can be broken down by country as follows:

•	Argentina posted a net attributable profit of €43m, underpinned by progress in revenue, which was boosted by the revaluation of dollar positions due to the aforementioned depreciation of the Argentinean peso, offsetting the increase in expenses and loan-loss provisions.

•	Chile, thanks to good inflation figures, increased its net attributable profit by 96.4% to €36m, leveraged on the increase in net interest income and NTI.

•	In Colombia, the strength of net interest income, thanks to good business activity, explains the year-on-year rise of 16.2% in gross income. Net attributable profit reached €61m, a decline of 1.3% owing to the increase in expenses and loan-loss provisions.

38	Business areas

•	In Peru, increased recurring revenue has partially offset the rise in expenses and loan-loss provisions (the latter in line with increased activity) and led to a net attributable profit of €36m (down 2.9% year-on-year).

•	Venezuela has posted a higher result than in the same quarter last year (€57m, up 30.0% year-on-year), as revenue continued to grow strongly and offset increased expenses and loan-loss provisions.

Main highlights

With respect to corporate responsibility, the following have contributed to the development of financial inclusion:

•	BBVA Continental in Peru has launched “Efectivo Móvil”, which enables people to send cash from a cell phone and withdraw it from any of the bank’s ATMs without the need to be a customer or use a card. This is a technological innovation that will benefit over 4 million self-employed people.

•	In Colombia the “Tarjeta de Crédito Congelada BBVA” has been launched. It is an initiative that provides a special credit card to people on low income.

With respect to awards and recognition received in the quarter, the magazine Global Finance has named BBVA “Best Bank” in Peru, Venezuela and Uruguay at the 21st Best Banks in Latin America awards, due to their profitability, good service, innovative products and achieving the best earnings figures in 2013. BBVA Continental (Peru) and BBVA Provincial (Venezuela) have obtained this award for the 11th and 18th year in a row, respectively, for attributes such as efficiency and profitability.

The initiatives aimed at boosting digital channels include:

•	BBVA has extended the “e-Oferta” tool created in Spain to Peru, Chile, Colombia and Argentina. This digital solution brings the range of BBVA products and services to small companies and institutions.

•	BBVA Chile has launched “BBVA Link”, an application that allows users to send, request and receive money directly from Facebook in only three steps, with complete security and without maintenance fees. It is the first Facebook bank account in Latin America.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1Q14	Δ%	Δ% at constant exchange rates	1Q13	1Q14	Δ%	Δ% at constant exchange rates	1Q13
Argentina	99	(4.9)	49.5	104	43	(4.5)	50.1	45
Chile	85	18.5	43.5	72	36	62.2	96.4	22
Colombia	131	1.7	18.2	128	61	(15.1)	(1.3)	72
Peru	144	(9.2)	2.7	159	36	(14.2)	(2.9)	41
Venezuela	189	(30.8)	52.5	273	57	(41.0)	30.0	96
Other countries (1)	18	(28.9)	(22.6)	26	13	(46.7)	(42.4)	24
Total	666	(12.6)	27.1	762	244	(18.5)	16.0	300

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	39

Corporate Center

Financial statements

(Million euros)

Income statement	1Q4	Δ%	1Q13
Net interest income	(177)	5.2	(169)
Gross income	(248)	n.m.	(48)
Operating expenses	(278)	(2.5)	(285)
Operating income	(526)	57.9	(333)
Impairment on financial assets (net), provisions (net) and other gains (losses)	(68)	73.4	(39)
Income before tax	(593)	59.6	(372)
Income tax	154	57.6	97
Net income from ongoing operations	(440)	60.1	(275)
Results from corporate operations	—	—	875
Net income	(440)	n.m.	600
Non-controlling interests	1	n.m.	(50)
Net attributable profit	(439)	n.m.	550
Net attributable profit (excluding results from corporate operations)	(439)	35.4	(324)

Balance sheet	31-03-14	Δ%	31-03-13
Cash and balances with central banks	21	(78.1)	97
Financial assets	2,824	7.9	2,617
Loans and receivables	81	(97.0)	2,691
Loans and advances to customers	81	(96.7)	2,478
Loans and advances to credit institutions and other	—	—	212
Inter-area positions	—	—	—
Tangible assets	2,085	3.2	2,021
Other assets	16,494	(18.2)	20,158
Total assets/liabilities and equity	21,505	(22.0)	27,584
Deposits from central banks and credit institutions	—	—	1,568
Deposits from customers	—	—	(368)
Debt certificates	6,049	(37.6)	9,692
Subordinated liabilities	2,965	n.m.	490
Inter-area positions	(13,502)	104.6	(6,597)
Financial liabilities held for trading	—	—	—
Other liabilities	4,587	(47.7)	8,767
Shareholders’ funds	46,194	6.2	43,481
Economic capital allocated	(24,788)	(15.8)	(29,449)

The Corporate Center results in the first quarter of 2014 were a negative €439m, compared with the positive figure of €550m in the same period of 2013. These figures are heavily conditioned by:

•	The lack of results from corporate operations, while in the first quarter of 2013 there were earnings from the Group’s pension business in Latin America, including the capital gains from the sale of the Afore Bancomer in Mexico, and the equity-accounted income (excluding dividends) of BBVA’s stake in CNCB.

•	The 2013 figures also include the results of BBVA Panama until its sale, which was completed in December 2013.

•	In addition, in the first quarter of 2013 NTI was very positive as a result, in part, of the sale of some Unnim positions.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, the Group’s overall liquidity as well as shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

With respect to the management of exchange-rate risk of the BBVA Group’s corporate investments, the results are included in the Corporate Center and explained in detail in the Risk Management section, under the sub-section “Structural Risks”.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates; and to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred securities, conditional convertible bonds and subordinated debt.

40	Business areas

The highlights of the first quarter of 2014 in the Group’s capital management were as follows:

•	The entry into force of Royal Decree 14/2013 of 29 November and Bank of Spain Circular 2/2014, which aim to adapt the European solvency regulations CRD IV (CRR 575/2013 and CRD 2013/36, both of 26 June) to Spanish law. These regulations have a limited impact on the Group’s capital adequacy ratios as can be seen in the Capital base section.

•	Two debt issues have strengthened the Group’s capital base and helped optimize its structure under CRD IV:

1.	The first was the second issue of contingent convertible securities, eligible as additional Tier I under the new regulations in force, for €1.5 billion and a coupon of 7%. Demand for the issue was over €14 billion, reflecting the high investor appetite for these instruments issued by BBVA.
2.	The second was issued early in April. It was a subordinated debt issue for €1.5 billion at 3.5%, and had a demand of over €7 billion, eligible as Tier II under the new solvency requirements.

•	The Annual General Meeting held on March 14, 2014 approved the continuation of the “dividend option” shareholder remuneration program, under which shareholders can continue to obtain a broader range of remuneration alternatives for their shares.

All these measures mean that the current levels of the Group’s capitalization easily meet the legal limits, and enable appropriate compliance with all the capital targets, as has been reflected in the Capital Base chapter.

Corporate Center	41

Other information: Corporate & Investment Banking

Highlights in the first quarter of 2014

•	Shift in lending activity trend.

•	New improvement of the commercial and liquidity gap for the banking business.

•	Strength and quality of gross income.

•	Cost control.

•	Reduction in loan-loss provisions.

42	Business areas

Highlights

In activity, CIB continues to focus on its customer-centric strategy, boosting cross-selling and prioritizing profitability over volume. One of the highlights in the quarter was the turnaround in lending activity and another improvement in the commercial and liquidity gap thanks to the positive trend in customer deposits.

In earnings, gross income has maintained its strength and quality, supported once more by the positive performance in the Global Lending, Global Transaction Banking and Global Markets units, cost control and reduced loan-loss provisions.

Macro and industry trends

The most important macroeconomic and industry trends affecting the Group’s wholesale business in the quarter have been:

•	A confirmation of the upward trend in global economic growth.

•	The global environment has been assisted by the economic policies undertaken in recent quarters, which have reduced uncertainty and balanced risks.

•	Exchange rates have had a negative impact on the balance sheet, activity and earnings of CIB. All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

Activity

•	A change in the trend in loans under management by CIB, which have grown by 5.4% over the quarter (up 2.0% not including Global Markets). This has moderated the negative year-on-year change in previous periods to –4.3% (up 1.2% excluding the balances of Global Markets).

•	Stability in the asset quality indicators, with NPA and coverage rates remaining at practically the same levels as at the close of 2013.

•	Good performance by customer deposits under management, with growth of 18.5% over the last year. The reduction over the quarter can be explained by the balances registered in the Global Markets unit. Excluding these, growth over the last three months was 5.3% (up 32.7% year-on-year).

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q14	Δ%	Δ%(1)	1Q13
Net interest income	369	2.5	14.5	360
Net fees and commissions	179	(7.6)	(1.7)	194
Net trading income	258	2.6	24.3	251
Other income/expenses	(6)	(65.4)	(35.3)	(16)
Gross income	800	1.5	13.8	788
Operating expenses	(215)	(4.8)	1.6	(226)
Personnel expenses	(118)	(5.6)	(1.8)	(125)
General and administrative expenses	(93)	(4.0)	6.0	(97)
Depreciation and amortization	(5)	0.0	6.1	(5)
Operating income	584	4.1	19.1	562
Impairment on financial assets (net)	(44)	(29.6)	(29.8)	(62)
Provisions (net) and other gains (losses)	0	n.m.	n.m.	(9)
Income before tax	541	10.2	28.3	491
Income tax	(165)	11.1	29.7	(148)
Net income	377	9.9	27.7	343
Non-controlling interests	(35)	(17.5)	28.6	(43)
Net attributable profit	341	13.8	27.6	300

Balance sheet	31-03-14	Δ%	Δ%(1)	31-03-13
Cash and balances with central banks	2,836	(52.8)	(47.7)	6,004
Financial assets	84,632	5.4	8.6	80,331
Loans and receivables	65,162	(9.8)	(5.7)	72,254
Loans and advances to customers	47,827	(9.9)	(4.9)	53,056
Loans and advances to credit institutions and other	17,335	(9.7)	(8.0)	19,198
Inter-area positions	—	—	—	—
Tangible assets	25	(35.7)	(32.3)	39
Other assets	3,375	27.5	37.1	2,646
Total assets/liabilities and equity	156,030	(3.3)	0.7	161,274
Deposits from central banks and credit institutions	53,983	2.9	5.0	52,447
Deposits from customers	38,777	6.0	18.5	36,589
Debt certificates	(102)	(23.9)	(23.9)	(134)
Subordinated liabilities	1,298	(3.6)	3.0	1,347
Inter-area positions	4,661	(33.1)	(29.7)	6,964
Financial liabilities held for trading	49,374	(9.9)	(9.2)	54,812
Other liabilities	3,862	(25.3)	(21.3)	5,174
Economic capital allocated	4,177	2.5	8.8	4,075

Relevant business indicators	31-03-14	31-12-13	31-03-13
Loans under management (1)	47,604	45,150	49,752
Customer deposits under management (1-2)	29,396	31,125	24,812
Mutual funds	955	713	1,048
Pension funds	—	—	—
Efficiency ratio (%)	26.9	30.5	28.7
NPA ratio (%)	1.6	1.6	1.5
NPA coverage ratio (%)	83	81	66
Risk premium (%)	0.29	0.19	0.48

(1)	Figures at constant exchange rates.
(2)	Including area’s repos in Mexico.

Other information: Corporate & Investment Banking	43

•	As a result, the commercial and liquidity gap of CIB’s banking business continues to improve.

Earnings

CIB generated a net attributable profit of €341m in the first quarter of 2014, a year-on-year growth of 27.6%, supported by:

•	Strong gross income (up 13.8% year-on-year) as a result of the BBVA CIB strategy to prioritize profitability over volume, its customer-centric business model and the boost to cross-selling.

•	Operating expenses have been kept in check and barely increased by 1.6% over the last 12 months, falling 4.4% on the figure for the last quarter of 2013. This effort at moderation is even more relevant taking into account that the Bank continues to invest in technology and innovation, and that it operates in both mature and emerging markets, with high inflation rates. The fact that revenue has grown more than expenses has led to a clear improvement in CIB’s efficiency ratio, which closed the first quarter of 2014 at 26.9% (28.7% a year earlier) and with operating income growing at 19.1% year-on-year.

•	Lastly, impairment losses on financial assets declined by 29.8% compared with the same period in 2013.

Main highlights

The Mergers & Acquisitions unit continues to be the Spanish leader in financial advice for M&A deals and is also performing well in Latin America. Over the quarter, the most important deals were the following:

•	Spain: advice to Saba Infraestructuras on the bidding process for 41 ADIF parking garages and the acquisition of Unipapel by Springwater Capital.

•	Latin America: advice in Mexico to Banco del Bajío y Afirme on the transfer of its Afore Afirme-Bajío portfolio to Profuturo. Advice in Peru to Enagas on the acquisition of a 20% stake in TgP. This is the second most important investment in history carried out by a Spanish company in Peru.

With respect to Equity Capital Markets, the primary equity market has reactivated in developed countries in terms of volume of issuance. BBVA has participated in the following operations in the quarter:

•	Spain: it has acted as joint bookrunner in the ACS bond convertible into Iberdrola shares and as co-lead manager in Acciona’s convertible bond issue. BBVA has been the agent bank in Repsol’s scrip dividend.

•	Portugal: BBVA has acted as co-lead manager in the IPO of Espirito Santo Saude.

•	The United States: BBVA has participated as co-manager in the IPO of EP Energy.

In Corporate Lending, BBVA has continued to head the rankings of syndicated loans in Spain and collaborating in different operations with various top tier companies in the rest of geographical regions were the Group is present.

The highlights in Project Finance transactions in the quarter have been:

•	Spain and Portugal: renewal of the debt of Redexis (formerly Endesa Gas), with a hybrid scheme of banking loans and financing via bonds.

•	Latin America: headed up the El Retiro wind farm, Veracruz Shopping Mall projects and the bond for the Itxapan La Sal-Tenango highway, all of them in Mexico.

•	The United States: agreement with Sempra on the Copper Mountain Solar 3 project, in which BBVA has acted as MLA.

The highlights in the quarter in the Global Transaction Banking unit are summed up below:

•	With respect to new products and services, the following highlights are related to online banking and mobile banking: SWIFT messaging in Venezuela, integration of DVP (delivery versus payments) in Chile, International ACH Transaction (the new Securities and Exchange Commission standard in the United States for transfers) and Lockbox (integrated invoice collection) in the United States and the single SIT format (integrated treasury system) in Mexico.

44	Business areas

•	Awards received: “Deals of the Year” from the magazine Trade Finance and “Best Deal” from Global Trade Review magazine.

The highlights in the quarter in Global Markets were:

•	Strength and solidity in gross income, which totaled €406m (up 16.3% year-on-year), thanks to the excellent performance of customer revenue. By geographical areas, the good performance of revenue in Spain (up 26.0% year-on-year, the United States (up 58.8%) and South America (up 41.7%).

•	Very favorable behavior of business with the institutional segment, firmly based on the interest rate and equity businesses in Europe.

•	Leadership in equity brokerage activity on the Spanish Stock Exchange Market, with a market share of 9% in the first quarter of 2014.

•	BBVA has acted as bookrunner in the biggest issue ever in history by the Spanish Treasury, at a nominal amount of €10 billion. In addition, BBVA has led debt issues by Telefónica, Enagás, ICO and the Autonomous Region of Madrid.

•	Finally, BBVA has been recognized as “Best Investment Bank in Spain” by the specialist magazine Global Finance.

Other information: Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2014	2013
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.25	0.25	0.50	0.50	0.75
Euribor 3 months	0.30	0.24	0.22	0.21	0.21
Euribor 1 year	0.56	0.53	0.54	0.51	0.57
USA Federal rates	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.79	3.85	4.24	4.32	4.72

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	31-03-14	31-12-13	31-03-13	1Q14	1Q13
Mexican peso	18.0148	0.3	(12.2)	18.1297	(7.9)
U.S. dollar	1.3788	0.0	(7.1)	1.3696	(3.6)
Argentinean peso	11.0370	(18.6)	(40.6)	10.3999	(36.4)
Chilean peso	759.30	(4.8)	(20.3)	755.29	(17.4)
Colombian peso	2,710.03	(1.9)	(13.4)	2,747.25	(13.9)
Peruvian new sol	3.8717	(0.5)	(14.4)	3.8465	(11.7)
Venezuelan bolivar fuerte	14.7532	(41.2)	(45.4)	15.4696	(54.6)
Turkish lira	2.9693	(0.3)	(21.8)	3.0372	(22.4)
Chinese yuan	8.5754	(2.6)	(7.2)	8.3576	(1.6)

Recurrent economic profit by business area

(January-March 2014. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	405	197
Real-estate activity in Spain	16	(6)
The United States	71	18
Eurasia	88	(16)
Mexico	500	370
South America	173	64
Corporate Center	(309)	(319)
BBVA Group	943	308

46	Annex

Conciliation of the BBVA Group’s financial statements

Below is presented the conciliation of the Group’s financial statements with the Garanti Group using the equity method versus consolidation in proportion to the percentage of the BBVA Group’s stake in the Turkish entity. In terms of reporting to the market, this consolidation method is deemed better for evaluating the nature and financial effects of the Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy.

Moreover, in 2013 the corporate operations heading includes the results from the Group’s pension business in Latin America and the capital gains from the sale of the various companies, the capital gain from the disposal of BBVA Panama, the capital gain generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain and the effects of the conclusion of the agreement with the CITIC group.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake and with the heading “Results from corporate operations”		Garanti Group consolidated using the equity method
	1Q14	1Q13	1Q14	1Q13
Net interest income	3,391	3,623	3,244	3,424
Net fees and commissions	985	1,052	943	1,003
Net trading income	751	719	733	681
Dividend income	29	19	29	19
Income by the equity method	(14)	(1)	55	157
Other operating income and expenses	(90)	7	(92)	—
Gross income	5,051	5,419	4,912	5,284
Operating expenses	(2,613)	(2,758)	(2,252)	(2,391)
Personnel expenses	(1,375)	(1,458)	(1,329)	(1,406)
General and administrative expenses	(959)	(1,025)	(923)	(985)
Depreciation and amortization	(279)	(276)	(271)	(265)
Operating income	2,438	2,661	2,389	2,628
Impairment on financial assets (net)	(1,103)	(1,376)	(1,078)	(1,472)
Provisions (net)	(144)	(167)	(140)	(147)
Other gains (losses)	(173)	(287)	(174)	473
Income before tax	1,017	831	998	1,482
Income tax	(273)	(205)	(254)	(364)
Net income from ongoing operations	744	626	744	1,118
Net income from discontinued operations	—	—	—	823
Results from corporate operations	—	1,315	—	—
Net income	744	1,941	744	1,941
Non-controlling interests	(120)	(206)	(120)	(207)
Net attributable profit	624	1,734	624	1,734

Conciliation of the BBVA Group’s financial statements	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated in
	proportion to the percentage of	Garanti Group consolidated using
	the Group’s stake	the equity method
	31-03-14	31-03-14
Cash and balances with central banks	27,546	25,522
Financial assets held for trading	76,433	76,236
Other financial assets designated at fair value	3,385	3,040
Available-for-sale financial assets	88,236	84,931
Loans and receivables	360,938	348,190
Loans and advances to credit institutions	21,441	20,179
Loans and advances to customers	334,698	323,363
Debt securities	4,799	4,648
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	1,319	4,623
Tangible assets	7,474	7,298
Intangible assets	8,139	6,729
Other assets	25,666	25,411
Total assets	599,135	581,980
Financial liabilities held for trading	48,976	48,810
Other financial liabilities at fair value	3,040	2,525
Financial liabilities at amortized cost	476,656	460,536
Deposits from central banks and credit institutions	84,461	80,054
Deposits from customers	309,817	299,685
Debt certificates	62,892	61,951
Subordinated liabilities	12,123	12,100
Other financial liabilities	7,363	6,746
Liabilities under insurance contracts	10,102	10,092
Other liabilities	16,306	15,961
Total liabilities	555,079	537,925
Non-controlling interests	1,863	1,863
Valuation adjustments	(3,636)	(3,637)
Shareholders’ funds	45,830	45,829
Total equity	44,056	44,056
Total equity and liabilities	599,135	581,980
Memorandum item:
Contingent liabilities	34,878	31,897

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

Level 95, International Commerce Centre

One Austin Road West, Kowloon,

Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

1Q14

BBVA

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adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 30, 2014	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management